#29


05007527

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Oilfield Services

*CURRENT ADDRESS


PROCESSED
MAY 02 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34696 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/2/05

COSL



2004 年度報告
ANNUAL REPORT



CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

我們必須做得更好 | We must do better

Company Background

China Oilfield Services Limited ("COSL"or the "Group", Stock code: 2883HK), is a leading oilfield services provider in the offshore China market. COSL's services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services, as well as geophysical services. COSL's shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 20 November 2002. Effective from March 26, 2004, COSL's stocks can be traded by means of American Depositary Receipts ("ADRs") at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at 31 December 2004, Total turnover for the year amounted to RMB3,824.0 million, representing an increase of 24.9% over 2003. Net profit surged 50.6% from RMB465.9 million in 2003 to reach RMB701.7 million in 2004.

As at 31 December 2004, COSL owned 13 drilling rigs, including 10 jack-ups and 3 semi-submersibles, and rented 1 jack-up. In addition, COSL owns and operates the largest and most diverse fleets of marine support vessels offshore China, including 68 vessels and 5 oil tankers, 6 seismic vessels, and 3 geotech survey vessels. It also has large arrays of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

Majority of COSL's business is conducted offshore China, in North and South America, in the Middle East Asia, offshore Africa and offshore Europe. COSL and its employees worldwide are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO14000 environmental management standard as well as the OSHA18000 occupational health and safety standard.

2004 Corporate Milestones

March 26 - Appointed the Bank of New York as Depositary for COSL's Level-I ADR program. The ticker symbol is CHOLY.

March 29 - Signed a shipbuilding contract to construct a 400-feet jack-up rig. Total consideration for the contract was approximately RMB450 million, with a construction period of 25 months. The construction of the jack-up rig is expected to be completed in the first quarter of 2006.

May 30 - Signed an equipment purchase contract with National Oilwell L.P., with total agreement consideration of over US$30 million. Under the contract, National Oilwell was responsible for providing a core drilling system for COSL's new 400-feet jack-up rig.

July 29 - Signed a contract to purchase a 350-feet second-hand jack-up rig, named COSL931, with total consideration of US$33 million.

December - Elected as one of the 30 stocks with most investment value by the well-known S&P in 2005. The top 30 list was selected through survey among over 100 securities analysts.



COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock Code: 2883)

CLARIFICATION ANNOUNCEMENT

The Board refers to the Company's announcements dated 1 November 2004 and 11 April 2005 respectively.

The board of directors (the "**Board**") of China Oilfield Services Limited (the "**Company**") refers to the Company's announcement dated 1 November 2004 which set out, amongst other things, that State Street Corporation was interested in 86,008,000 H shares (lending pool) in the Company. The Company wishes to clarify that, following the Company's subsequent enquiries with State Street Corporation, State Street Corporation filed a revised notification on 25 January 2005 informing the Company that it ceased to have a notifiable interest in the Company on 10 September 2004 as opposed to what was stated in that announcement.

The Company maintains its register of interests in accordance with the requirements of the Securities and Futures Ordinance (the "**SFO**") and the company secretarial department of the Company has been delegated the duty to check the accuracy of the shareholding interests. In order to ensure the accuracy of its record, the Company will check its record against the information set out in the Stock Exchange's website more often on a regular basis. The Company would like to take this opportunity to remind its shareholders that they are required to file notices with the Company under the SFO. To ensure and facilitate the Company's processing of the notices, a proper covering letter together with the duly completed notification form prescribed under the SFO should be sent to the Company's office in Hong Kong at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong.

The Board also refers to its announcement dated 11 April 2005 and wishes to clarify that the contract amount stated in the Chinese version of the said announcement should be "USD 98.36 million" instead of "USD98.63 million". The amount stated in the English version of the announcement is accurate.

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Hong Kong, 26 April, 2005

As at the date of this announcement, the executive directors of the Company are Mr. Yuan Guangyu and Mr. Wu Mengfei; the non-executive directors are Mr. Fu Chengyu and Mr. Wang Zhongan; and the independent non-executive directors are Mr. Gordon Che Keung Kwong, Mr. Andrew Y. Yan and Mr. Simon X. Jiang.

Please also refer to the published version of this announcement in The Standard.

Contents

Chairman's Statement



Fu Chengyu

Chairman

Dear Shareholders

In 2004, the continued efforts of China Oilfield Services Limited ("COSL") in enhancing effectiveness and efficiency has brought forth a significant growth in all business segments and resulted in a record high for overall operational performance. I am delighted to report the operational results of COSL in 2004 as follows.

Group turnover for 2004 amounted to RMB3,824 million, representing an increase of RMB761.7 million, or 24.9%, when compared to RMB3,062.3 million recorded in 2003. Net profit recorded RMB702 million, representing an improvement by 50.6% compared to last year.

In 2004, CNOOC Limited made total investments of US$2,390 million in E&P activities, a significant increase of 51% compared to 2003, which has directly boosted the demand for well services. We identified and took advantage of this favorable setting by increasing the level of CAPEX. For the two years since our listing, we have invested a total of approximately RMB3,000 million in fixed assets. Resources were allocated to further enhance equipment, general operation, and technological standards, which in turn benefited COSL with higher returns.

The progress of our integrated project management (IPM) program was another key highlight in 2004. The integrated service model not only allows us lower the risks of our customers, but it also creates new income sources and enhances COSL's service portfolio by introducing new business segments into the model. In 2004, the amount of income realized from the IPM program recorded more than RMB700 million, representing a 71% increase compared to last year, and contributed 18% of the total turnover. In view of this, we will continue to enhance and develop our IPM program, so as to bring out the best of our supply chain and integrated capabilities.

COSL strives to enhance its corporate governance and best practices. We make sure to abide by all statutory compliances, and as a Hong Kong listed company, we strictly follow all regulations, as it is always our mission to ensure we operate under a transparent and well-governed environment. With this in mind, we have recently in the 2004 Annual General Meeting approved the appointment of one more independent director. We have also established a new Audit & Supervision Dapartment with an objective to strengthen our internal audit and control as well as to improve risk awareness and management, which, in a long run, leads to a sustainable healthy growth as a whole.

Looking into 2005, opportunities and challenges both lie ahead. The new growth cycle we are currently experiencing will create more opportunities for the entire global oil industry, including oilfield services. Global investment in E&P activities should also increase substantially, urging for good quality oilfield services. We expect E&P activities in offshore China will continue to grow. According to the business strategy and development plan of 2005 that CNOOC Limited announced in February of 2005, CAPEX on E&P activity is expected to reach US$2,456 million, accelerating by 28.6% compared to 2004, with 16 oil fields under development, three more wells compared to 2004. Looking forward, we see good potentials for COSL to benefit from these opportunities.

In order to excel in the competitive environment we expect to experience in the coming year, COSL sets a business strategy based on four key principles: technologically-driven, cost efficiency, integrated services and overseas presence. We will further invest to improve our equipments and technological development with focusing on increasing productivity and enhancing precision on data collection. We will also leverage on our core competencies to further develop our IPM program as a core focus.

In 2004, we mainly operated in the domestic market, and thus had less market share in overseas markets. However, it is our clear direction to prudently increase international presence. In 2004, COSL achieved significant growth in the Indonesia market. We expect that there will be breakthrough in our overseas business in 2005.

I am satisfied with the performance of the past three years, as we have realized all our promises. Throughout all these years, while developing our business, we strive to achieve a "win-win" situation and create values for shareholders, customers and employees. With our proven success in the past years, the progressiveness of our staff and our corporate mission, "Achieve excellence!" and "We must do better!", I am convinced that COSL will have infinite potentials for the years to come.

I would like to thank the Board of Directors for their continued effort in enhancing corporate governance and strategic development of COSL as well as our management team, which, under the leadership of Mr. Yuan Guangyu, CEO of COSL, has made such significant progress for COSL this year. Finally, I would like to give my special appreciation to our shareholders and stakeholders, who have always been the drive for our betterment.



Fu Chengyu

Chairman

CEO's Report



Yuan Guangyu
Chief Executive Officer

Dear Shareholders

China Oilfield Services Limited marched strong into its third year of operation in 2004 as a listed company. Turnover grew by 25% compared to last year, representing the largest increase since its became a listed company in 2002, with a three-year compound annual growth rate of 17.4%. We controlled our costs effectively while ensuring the provision of the best services. As a result, we were able to achieve operating and net profit margins that were among the highest within the global league. We also prepared ourselves for growth with capital expenditures of approximately RMB3,000 million. Furthermore, in the past three years, we solidified our leading position in the domestic market while making good progress in overseas market penetration. Operating capacity was greatly improved following our hard work and success in developing new oilfield services technologies. We are delightful with these achievements, for they are promises we made and delivered to our shareholders. The fulfillment of our promises shows that we are enhancing our overall value and are very well capable of bringing good returns to shareholders.

We enhanced our capabilities in all aspects of our services by putting more equipment into services in 2004. Subsequent to the lease of a drilling rig in 2003, we purchased a second hand jack-up rig in 2004 which has commenced operation in early 2005, following a scheduled service to restore its drilling functions. We also made a good progress in our construction of our 400-feet jack-up rig. We made these efforts with a view to ease the shortage of supply in drilling rigs offshore China. In addition, we added a total of ten marine support vessels to our fleet, as part of our effort to strengthen our fleet's capacity as well as to capture more market share. We purchased a number of well service related equipment during the year so as to enhance technological capabilities and our competitiveness in the international arena. In geophysical services, our four and six-streamer seismic vessels underwent an upgrade in order to boost our seismic collection skills.

The Company positioned itself pretty well in 2004 in terms of maintaining good customer relationships and developing company-wide awareness on the importance of offering only the best. Keeping this in mind, we managed to sustain our position as the dominant oilfield services provider in the offshore China market. There is great demand for oilfield services in the domestic market. With good corporate governance and best practices, and riding on a supply shortage in oilfield services in the international market, there was a breakthrough in Indonesia market. Bohai 4 won drilling service contracts in Indonesia for two straight years, and we continued to make progress in the well services segment. We have been involved in well workover, and cementing in Indonesia and we also won a bid for a electric submersible pump servicing contracts.

Technology development is the driving force of COSL's business. In 2004, several technological intellectual properties were gradually integrated into production and commercial use. Our in-house development of the ELIS logging system, for example, has passed the production test required for daily operation. The successful implementation of this domestic-developed system enabled us to narrow our gap in logging technology advancements amongst our global peers. We are especially delighted to be able to take part in this breakthrough of the domestic surface logging development. Our drilling fluids and cementing business also picked up after our continuous efforts in developing these technologies. With a view to find better synergies between our research and development and integrated program management projects, in 2004, we merged our R&D center and IPM departments, and had also set up an oilfield technology lab as better support for our data collection and oilfield technology related research.

By identifying a strategy to gain business through differentiation, not only do we broaden our service scope, but also fully demonstrate our professionalism in the field. This strategy enabled us to provide better services to our customers by utilizing more advanced technologies while opening up more revenue sources. In 2004, our IPM program achieved good results. After winning a contract in a Kerr-McGee development well through our IPM program, we again managed to win turnkey contracts in well workover rig servicing arrangement for the Nanbao platform, contracts in Shanghai Pinghu and Shell's BZ35, etc. We entered into eleven contracts for IPM projects in 2004 with total contracts amount of RMB712 million, which made up 18% of our total revenue, representing an increase of 5% compared to 2003.

Safety is always an important part in our corporate culture. Humanity and health have always been the fundamental values in COSL's operating philosophy. In 2004, while we actively implementing our ISM program, we also strived to find ways to set up additional safety precautions wherever needed, with a view to abide by international standards. During the year, we appointed Dupont as our consultant in safety management, who promoted a safety culture within our company, and also helped to design training programs for safety awareness among our management and staff. Our OSHA incident rate in 2004 was at a relatively low level of 0.27.

We anticipate global oil price to remain at a high level in 2005, which should stimulate an even higher level of E&P activity of oil companies. It indicated that COSL would take part in this new growth cycle. With a robust Chinese economy that we expect to continue, high demand in oil products, increasing E&P investments in the offshore China market, we are confident that COSL will experience a good year ahead of us. We will not let go of these opportunities and will strive to expand our source of revenue in the following ways:

1) To increase our capacity and put more equipment into use so as to maintain and increase our market share;
2) To tackle business in oil production platforms and to consider possibilities of offering chemical product transportation, which we hope to become one of our new business;
3) To enhance precision of our integrated turnkey projects and to put more emphasis in this area;
4) To increase market share in overseas markets.

We will take advantage of our success over the past years to build an even stronger base in the coming year. Our management is confident to lead our company towards new horizons with the help of good growth in domestic and international E&P activities and to deliver fruitful returns to our shareholders. Lastly, I must once again thank our staff for their hard work and all our shareholders for their support and trust over the years.



Yuan Guangyu

Chief Executive Officer

Financial Highlights

Selected Income Statement	(Pro forma) 2004 RMB'000	(Pro forma) 2003 RMB'000	(Pro forma) 2002 RMB'000
	Year ended December, 31		
Turnover	3,824,029	3,062,255	2,725,782
Other revenues	23,488	11,720	4,600
Total operating expenses	(3,155,349)	(2,524,200)	(2,247,360)
Profit from operations	692,200	549,775	483,022
Finance costs	182,168	31,459	4,954
Share of profit of jointly-controlled entities	99,196	48,932	42,600
Profit before tax	825,863	630,166	530,576
Tax	(124,136)	(164,260)	(176,190)
Net profit from ordinary activities attributable to shareholders	701,727	465,906	354,386
EPS (RMB cents)	17.56	11.66	12.84

Selected Consolidated Balance Sheet	(Pro forma) 2004 RMB'000	(Pro forma) 2003 RMB'000	(Pro forma) 2002 RMB'000
	Year ended December, 31		
Non-current assets	5,947,687	4,975,730	4,457,870
Current assets	3,193,133	3,255,325	3,499,662
Current liabilities	1.242,886	544,952	609,638
Total assets less current liabilities	7,897,934	7,686,103	7,347,894
Non-current liabilities	833,258	1,140,967	1,167,299
Capital and reserves	7,064,676	6,545,136	6,180,595

Turnover



RMB million
4,000
3,000
2,000
1,000
2,366
2,726
3,062
3,842
01
02
03
04

Net Profit



RMB million
%
750
600
450
300
150
100
30
25
20
15
10
5
273
354
466
702
01
02
03
04
Net profit
Net Margin

EBITDA & EBITDA Margin



RMB million
%
1,500,000
1,200,000
900,000
600,000
300,000
100
80
60
40
20
01
02
03
04
EBITDA
EBITDA Margin

Operating Performance Overview

Drilling Activities	Twelve Months Ended 31 December 2004	Twelve Months Ended 31 December 2003	Change (%)
Wells Drilled no. of wells	241	196	23%
Exploration Wells	55	57	-4%
Development Wells	186	139	34%
Operating Days (Day)	4,519	3,525	28%
Jackup Rigs	3,488	2,915	20%
Semi-submersibles	1,031	610	69%
Utilization Rates	99%	87%	
Jackup Rigs	98%	94%	
Semi-submersibles	100%	65%	
Well workover (team days)	7,315	6,600	11%

Well Services	Twelve Months Ended 31 December 2004	Twelve Months Ended 31 December 2003	Change (%)
Logging (no. of jobs)	585	433	35%
Drilling Fluids (no. of wells)	292	217	35%
Directional Drilling (no. of jobs)	191	139	37%
Cementing (no. of wells)	236	162	46%
Well Completion (no. of jobs)	1,057	728	45%

Marine Support and Transportation Services	Twelve Months Ended 31 December 2004	Twelve Months Ended 31 December 2003	Change (%)
Operating Days (Day)	21,806	18,803	16%
Standby Vessels	11,400	9,513	20%
AHTS Vessels	6,339	5,333	19%
PSV Vessels	2,471	2,359	5%
Utility Vessels	1,595	1,598	-0.2%
Vessels Utilization Rates	98.8%	96.6%	28%
Standby Vessels	98.8%	96.5%	20%
AHTS Vessels	99.6%	94.9%	69%
PSV Vessels	99.9%	99.2%	
Utility Vessels	93.7%	99.0%	

Geophysical Services	Twelve Months Ended 31 December 2004	Twelve Months Ended 31 December 2003	Change (%)
2D Seismic Data			
Data Collection (km)	43,226	46,737	-8%
Data Processing (km)	19,696	10,944	80%
3D Seismic Data			
Data Collection (km²)	3,076	2,339	31%
Data Processing (km²)	2,273	1,828	24%

Revenue by Segment

RMB million



2004
480
1,716
774
854
2003
475
1,283
632
673
Drilling
Well Service
Marine Support & Transportation
Geophysical

Capital Expenditure by Segment

RMB million



2004
112
856
450
194
2003
38
222
630
366
Drilling
Well Service
Marine Support & Transportation
Geophysical


International
Penetration

Management Discussion & Analysis

Industry Review

Benefiting from a strong worldwide economic growth and high oil prices, the global oilfield services industry saw a year of growth in 2004, having bounced from a low level in 2002.

The global economy experienced an exceptional year with strong and comprehensive growth. The World Bank forecasted a 4% total economic growth in its World Economic Outlook, published on November 16, 2004, making 2004 the fastest growing year in economic growth since 1978. The report also suggested that the United States and China were two of the major bodies that contributed most to the acceleration of 2004's global economy, with the United States growing at 4%, and China growing at 9.2%. 55 other key economic bodies also achieved economic growth.

Major oil price hikes brought on major concerns in 2004. International oil prices continued to reach new highs since January, having exceeded US$55 per barrel twice during the year on the West Texas Intermediate (WTI), once on October 22 and the second time on October 27. Even though oil price levels experienced a correction after hitting an all time high, average price still stood at a very high level. WTI crude oil prices averaged at US$41.31 in 2004, an increase of 32.7% compared to 2003. High oil prices encouraged oil production countries to boost their production. In the fourth quarter of 2004, global crude oil supply reached 84.3 million barrels per day. In October, OPEC accounted for an average of 30.61 million barrels/day since it responded to demand growth by maximizing production in May. This represented the highest daily production output of OPEC in the past 25 years.

Typically, high commodity prices boost cash inflow of oil and natural gas exploration and production (E&P) companies, which then translates into higher investments into E&P activities, which then benefits the oilfield services industry. According to surveys

Three Years global oilfield services industry at glance:

	2004	%increase	2003	%increase	2002
Number of drilling platforms: (1)					
North America (United States, Canada)	1,686	10.1	1,531	27.2	1,204
Outside of North America	869	8.2	803	6.6	753
Global total	2,395	10.2	2,174	18.9	1,829
Onshore drilling platforms	2,052	11.8	1,836	23.6	1,485
Offshore drilling platforms	343	1.5	338	1.7	344
Commodity prices: (2)					
Crude Oil (West Texas Intermediate)	$41.31	32.7	$31.14	20.1	$25.92
Natural Gas (Henry Hub)	$5.85	3.9	$5.63	69.1	$3.33

(1) Annual average number of drilling platforms — Source:Baker Hughes Incorporated rig count information.

(2) Annual average crude oil and natural gas prices (WTI, Henry Hub)

Industry Review continued

Oilfield services industry trends since 1986 (Drilling activity vs. Crude oil prices)


Canada
U.S
International
WTI (per barrel)
Total Number of Rigs
West Texas Int.(Price per Barrel)
3000
2500
2000
1500
1000
500
0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0

Sources: Total number of rigs — Baker Hughes, Inc. (www.bakerhughes.com)
West Texas Intermediate Crude Price — Department of Energy, Energy Information Administration(www.eia.doe.gov)

conducted by Bakerhughes, number of drilling platforms in North America and other international markets grew by 10.1% and 8.2%, respectively. There were a total of 2,395 active drilling platforms, 343 of which were offshore platforms. According to figures from ODS-Petrodata, average utilization rate for offshore drilling platforms in 2004 was approximately 85%, while in February 2005 the number went up to an average of 87.6%. The European and Mediterranean markets had average utilization of 92.8%, which was a notable high in recent years.

China had healthy economic growth in 2004 under the government imposed macroeconomic control. High demand in energy led to a new wave of expansion in offshore exploration and development activities. According to public information released by CNOOC Limited (0883.HK), capital expenditure in exploration and development activities grew by 76% to reach US$1,920 million in 2004. As the leading integrated oilfield services provider in the offshore China market, COSL benefited from this continued growth of exploration and development activities offshore China. In 2004 we continued to experience strong market demand for our drilling services, which is one of our four core business segments. We drilled a total of 241 wells, an increase of 23% compared to last year.

Apart from drilling services, COSL offers a full range of other oilfield services, including well services, marine support and transportation as well as geophysical services, spanning each phase of the exploration, development and production process. In line with our long term development strategies, we will continue to synergize and integrate our services so as to provide efficient and effective and professional and integrated services to our customers.

Drilling services



Business Review

Drilling Services

We are the leading provider of drilling services in the offshore China market. We own thirteen drilling rigs, including ten jack-up rigs and three semi-submersible rig. We also operate one leased drilling rig. In 2004, we drilled a total of 241 wells, including 55 exploration wells and 186 development wells.

As the leading provider of offshore drilling services, we also provide platform maintenance and well workover services apart from the usual services we provide to our customers. We continued to put more drilling equipments into services so as to keep up with the high oil and gas E&P activities in 2004. In July, we purchased a second hand 350 feet jack-up rig. Construction of our 400 feet jack-up rig commenced on September 1, while our leased 300 feet jack-up rig underwent an upgrade of its adjustable legs in November upon completion of an assignment in the Bohai Bay area. Our efforts in improving our drilling capabilities were paid off as we saw greater increases in drilling activity. We drilled a total of 241 wells, an increase of 45 wells, or 23%, compared to last year. 55 of the wells drilled were exploration wells, while 186 were development wells. In 2004 we drilled a total of 176 wells in the Bohai Bay area, including 28 and 148 exploration wells and development wells, respectively. We drilled 37 wells in South China Sea, with 17 and 20 exploration wells and development wells, respectively. We drilled four exploration wells in East China Sea, while we drilled a total of 24 wells in Indonesia, including six and eighteen exploration wells and development wells, respectively.

Our drilling rigs operated for a total of 4,519 days, a 994 day increase compared to last year. Operating days for our jack-up rigs increased by 573 days, while operating days for our semi-submersible rigs increased by 421 days compared to last year. As operating days increased, average utilization rate rose from 87.4% to 98.8%. Average utilization rate for our jack-up rigs increased from 94.1% to 98.4%, while average utilization rate for our semi-submersibles increased from 65.0% to 100% this year. As of the end of 2004, average day rate for our drilling rigs was US$36,899/day, a 6.3% increase compared to 2003. Average day rate for our jack-ups was US$33,270/day, representing a 5.6% increase compared to 2003.

Wells Drilled by COSL


Wells Drilled
250
200
150
100
50
134
24
66
57
139
57
186
55
01
02
03
04
Development Wells
Exploration Wells

Wells Drilled by Jack-up & Semi-submersible


Wells Drilled
250
200
150
100
50
12
146
28
95
20
176
85
156
01
02
03
04
Semi-submersible
Jack-up

Utilization Rates


%
WTI
US$bbl
100%
90%
80%
70%
60%
60
50
40
30
20
98
100
86
93
94
65
98.4
100
01
02
03
04
Semi Utilization
Jack-up Utilization
WTI

Wells Drilled by Area

	1999	2000	2001	2002	2003	2004
Bohai Bay	167	109	144	76	134	176
East China Sea	-	4	1	-	1	4
South China Sea	11	7	4	7	11	37
Overseas	-	-	-	-	25	24
Total Wells Drilled	186	144	158	123	196	241

Average day rate for our semi-submersibles fell by 1.9% to US$49,176/day, mainly because Nanhai 2 provided 159 days of platform support services. The rate we charge for platform support services is approximately 60% of our standard drilling day rate.

In 2004, by providing well workover services to ConocoPhillips, Devon Energy, CACT, JHN, CNPC and CNOOC, we were able to achieve promising growth in this area. We operated for a total of 7,315 days/team in 2004, up 11% compared to 6,600 days/team in 2003. We also actively offered workover rig building services , including a project worked on in the Nanbao 35-2.

At the end of March, we selected Dalian New Shipbuilding Heavy Industries Co., Ltd. to construct a 400-feet jack-up rig. Construction of the rig began on September 1. As of the end of March 2005, we reviewed design and construction details, inspected and received several parts and equipments, and completed construction of individual parts.

In July we purchased a second hand jack-up rig, COSL 931. The rig, with adjustable legs of 479 feet long, is capable of drilling in water depths of up to 350 feet, and can drill a maximum of 21,666 feet in depth. It was transported from United Arab Emirates to Haikou, Hainan to recover of its drilling functions in mid August. The repair had completed at the end of the year, and has been providing drilling services in Western South China Sea since January 2005.

As of December 31, 2004, we owned 13 drilling rigs, including ten jack-up rigs and three semi-submersible rigs. We also operated one leased rig. Of these rigs, six of them operated in the Bohai Bay area, three operated in South China Sea, one rig served in Indonesia, one was under maintenance in Tanggu, Tianjin, one was in Shekou, Shenzhen for periodic servicing, one was in Haikou, where repairs were performed to recover its basic drilling functions, while one was being upgraded in Dalian.





Business Review continued

2004 Rig Assignments

Rig	Operator	Wells	Location
BH4	CNOOC SES	24	Indonesia
BH5	CNOOC Ltd.	23	Bohai Bay
BH7	CNOOC Ltd.	26	Bohai Bay
BH8	KERR-McGEE	18	Bohai Bay
BH9	CNOOC Ltd.	10	Bohai Bay
BH9	CONOCOPHILLIPS	1	Bohai Bay
BH9	SHELL Ltd.	2	Bohai Bay
BH10	KERR-McGEE	13	Bohai Bay
BH10	CNOOC Ltd.	1	Bohai Bay
BH12	CNOOC Ltd.	28	Bohai Bay
NH1	CNOOC Ltd.	44	Bohai Bay
NH2	CNOOC Ltd.	7	South China Sea
NH2	DEVON	2	South China Sea
NH4	CNOOC Ltd.	15	South China Sea
NH4	ROCK OIL	2	South China Sea
NH5	CNOOC Ltd.	4	East China Sea
NH5	CNOOC Ltd.	4	South China Sea
NH5	STAT OIL	1	South China Sea
NH6	CNOOC Ltd.	6	South China Sea
COSL935	CNOOC Ltd.	8	Bohai Bay
COSL935	KERR-McGEE	2	Bohai Bay
Total		241	

Comparative Day Rates


US$/day
70,000
60,000
50,000
40,000
30,000
20,000
10,000
50,019
44,910
50,115
49,176
26,655
29,102
31,501
33,270
01
02
03
04
Jack-up
Semi-submersibles



Well services



Business Review continued

Well Services

We have over 30 years of experience in offshore well services. As the strongest and largest well services provider in the offshore China market, the services we provide including logging, drilling fluids, directional drilling, cementing, well completion and data totalization services. We utilize advanced technology and equipments controlled by a team of professionals, with a view to provide the best and most comprehensive onshore and offshore well services to our customers.

With crude oil prices standing high throughout the whole year of 2004, there was a high demand in exploration and development activities. The number of drilling platforms around the world increased because of this. Together with our purchases of an Ontrack logging tool and a formation evaluation logging-while-drilling (LWD) tool, we found ourselves making pleasant progress in well services compared to last year.

Logging

We completed 585 logging trips in 2004, an increase of 152 trips, from 433 trips in 2003. Turnover from logging services amounted to RMB231 million, compared to RMB213 million in 2003. This 8% increase was primarily a result of an increase in logging activity for exploration and development wells.

Drilling Fluids

We offered drilling fluids services on drilling, well completion and well workover tasks for 292 wells in 2004, an increase of 75 wells compared to 217 wells in 2003. The increase in volume led to a 12% growth in income generated from drilling fluids services, from RMB172 million in 2003 to RMB192 million in 2004.

Cementing

We experienced a good year for cementing services in 2004, having completed cementing services on 236 wells, 74 wells more wells compared to 162 wells in 2003. Turnover generated from cementing services was RMB174 million, a 44% growth compared to RMB121 million in 2003. With our improved cementing slurry system, we were able to maintain our competitiveness in the cementing area, which helped to improve our turnover.







Directional Drilling

We performed directional drilling services on 191 wells in 2004, an increase of 52 wells compared to 139 wells in 2003. Turnover from directional drilling services amounted to RMB164 million, compared to RMB113 million in 2003. This 45% increase was attributable to an increase in work volume, as well as our work efficiency through the use of the LWD and the directional rotating and steering technology.

Other Well Services

Apart from providing the well services mentioned above, we also offer other well services to our customers, including well completion services and data totalization services (DTS). In 2004, we completed 1,057 trips compared to 728 trips in 2003. We recorded RMB93 million in turnover from other well services in 2004, an increase of 72% compared to RMB54 million in 2003. This increase is primarily due to higher activity in well completion services.

In 2004 our well services made great strides in our overseas expansion. Following a successful bid of Bohai 4 for a cementing project in Indonesia in 2003, we further earned an electrical submersible pump servicing contract and a new cementing contract in Indonesia in 2004.

Well Services Revenue Breakdown


RMB million
300
250
200
150
100
50
239
213
231
179
172
192
133
121
174
72
164
113
49
87
Logging
Fluid
Cementing
Directional Drilling
Completing
2002
2003
2004

Well Services Job Breakdown


No.of Job
1200
1000
800
600
400
200
217
108
162
93
139
728
1057
Logging
Fluid
Cementing
Directional Drilling
Completing
2002
2003
2004

Marine Support and Transportation Services





Business Review continued

Marine Support and Transportation Services

We own and operate the largest and most comprehensive marine support fleet in the offshore China market. As of December 31, 2004, we operated a total of 68 marine support vessels and five oil tankers. Our vessels mainly operate in the offshore China region, while working occasionally in other regions. Our marine support vessels provide support to offshore oil and gas exploration, development and production in a number of ways, including supply and crew transportation, tow, position and anchor drilling rigs. Our oil tankers are used to transport crude oil.

Total Number of Operating Days


Days
20,000
15,000
10,000
5,000
18,117
18,803
21,806
02
03
04

Total Number of Fleet


Number
80
70
60
50
40
30
20
10
60
6
26
63
5
30
73
5
02
03
04
Standby Vessels
Utility Vessels
AHTS Vessels
Oil Tankers
PSV Vessels

Key specifications for each of our newly added support vessels in 2004

Vesse	Type	Length (feet)	BHP	kW	Gross Tonnage
NH222	AHTS	227	14,150	10,400	2,411
COSL688	AHTS	231	8,320	6,120	1,953
BH287	AHTS	230	8,160	6,000	1,944
COSL623	Standby	227	8,160	6,264	1,960
BH221	Standby	227	6,908	5,080	1,890
COSL653	Standby	226	6,404	4,708	1,980
COSL654	Standby	226	6,404	4,708	1,980
COSL655	Standby	226	6,404	4,708	1,980
COSL656	Standby	226	6,404	4,708	1,980
XSJ1	Utility	131	6,090	4,480	738

Having put a few newly build marine support vessels into service in 2004, we had higher work volume in marine support services. Operating days increased by 16.0% compared to 2003. Average utilization rate and day rate of our support vessels also increased. Given the above factors, we achieved fairly good results in this business segment in 2004.

In 2004,. total operating days of our marine support fleet increased from 18,803 days in 2003 to 21,806 days in 2004. Average utilization rate grew from 96.6% in 2003 to 98.8%, while average day rate grew by approximately 0.3%. Our oil tankers had a 3.0% increase in transportation volume, from 1,162,327 tons in 2003 to 1,196,900 tons in 2004.

A total of ten new vessels were put into service in 2004, further enlarging our fleet to a new level. As of December 31, 2004, we owned 68 marine support vessels and five oil tankers. 38 vessels operated in the Bohai Bay area. 21 vessels provided services in South China Sea, three vessels operated in Eastern China Sea, while one was deployed to Saudi Arabia. Five vessels were under maintenance. All five oil tankers were engaged in operations in the Bohai Bay area.

In 2004, we reacted to an overwhelming market demand for marine support services by temporary leasing four marine support vessels to provide extra support. Leased vessels operated a total of 350 days, an increase of 216 days compared to 2003.

Geophysical Services



Business Review continued

Geophysical Services

We are the dominant provider of geophysical services in the offshore China market. We also operate in other regions including the Americas, the Middle East, offshore Africa and offshore Europe. Our geophysical services are divided into two main categories — seismic and surveying. We own a fleet of six seismic vessels and three geotech survey vessels.

Seismic Services

In 2004, we collected 3,076 km² of 3D seismic data and 43,226 km of 2D seismic data. 3D seismic data collection increased by 2,339 km², or 31.5%, compared to last year, mainly due to a work activity increase in the South China Sea as well as the enhanced efficiency of Binhai 501, following its quarter deck equipment and streamer upgrades. 2D data collection fell by 7.5% compared to 46,737 km last year, primarily because of a decrease in 2D capacity in 2D markets, and because Binhai 518 was fully transformed into a vessel that offers purely 3D data services.

We processed 19,696 km and 2,273 km² of 2D and 3D seismic data, respectively, in 2004. 2D data processing increased by 8,752 km, compared to 10,944 km last year, mainly due to an increase in activity in Eastern China Sea and South China Sea. As a result of higher activity in the Bohai Bay area, 3D seismic data processing increased by 445 km², compared to 1,828 km² in 2003.

As of December 31, 2004, COSL owned six seismic vessels. Of the fleet, four vessels performed services in the Bohai Bay area. One vessel operated in South China Sea, while one was being serviced in Columbia.

Surveying Services

In 2004, we owned and operated three marine geotech survey vessels. They mainly operated in the Bohai Bay, East China Sea and South China Sea. Turnover from these services totaled RMB102 million, representing a decrease of RMB21 million, or 17%, compared to RMB123 million last year. This decrease was mainly due to a decline in offshore and onshore surveying activity compared to last year.

Our new geotech survey vessel was completely built as of the end of February 2005.

3D Seismic Date Collection and Processing


km²
4,200
3,500
2,800
2,100
1,400
700
3,508
1,598
1,875
1,867
2,339
1,828
3,076
2,273
01
02
03
04
3D Seismic Date Collection
3D Seismic Date Processing

2D Seismic Date Collection and Processing


km
60,000
50,000
40,000
30,000
20,000
10,000
52,359
38,788
48,422
16,244
46,737
10,944
43,226
19,696
01
02
03
04
2D Seismic Date Collection
2D Seismic Date Processing




ntegrated
roject
anagment

Business Review continued

Integrated Project Management "IPM"

In 2004 we further enhanced the Integrated Project Management, or IPM program, we offered our customers. We focus on satisfying our customers' need by providing a comprehensive chain of service that come in options of turnkey or bundled contracts. We were able to get more business that required higher technological skills. We also satisfied our customers' needs by utilizing advanced equipments in our projects. This helped to increase our profit margin as well as the overall competitiveness of our company. With hard work and active promotion of this program, the IPM program has generally been accepted by our customers. 2004 was a successful year for our IPM program, having further extended our market base, having provided services in Pinghu, well workover in Bohai Bay and Shell's BZ35 etc. We entered into 11 contracts under our IPM program, an increase of 3 contracts compared to 2003. Under our IPM program, we offer services ranging from drilling, cementing, drilling fluids, directional drilling, sand control, tubing conveyed perforation (TCP), LWD, DTS and remotely operated vehicles (ROV) etc.

Turnover generated from our IPM program involved a total contract amount of RMB712 million in 2004, an increase of 71.2% compared to RMB416 million in 2003. These contracts made up 18% of our total turnover in 2003, compared to 13% in 2003.

IPM Revenue Contribution


RMB million
800
600
400
200
251
437
712
02
03
04




500 mL
±5%
Technology
Driver

Business Review continued

Research & Development

Enhancing technical capabilities has always been one of the main focuses in our long term development strategies. Therefore we seek to upgrade our existing equipments and services whenever possible, as well as to develop new technologies in order to satisfy our market demands and customer needs. Owning patented technologies is important in maintaining one's competitiveness. COSL owns 71 registered patents since 1999. In 2004 we applied for 34 additional patents. 20 of these applications were awarded patents, three of which were utility patents.

In order to better implement our research & development and integrated project management, we merged our existing R&D and IPM centers to form one integrated technology department.

In 2004 we successfully researched and developed a surface imaging instrument, a formation evaluation tool, a dielectric phase induction logger, rotary sidewall coring system, time-lapse marine seismic technology and deepwater drilling fluids system. We consider this to be a breakthrough in our IPM program. On the other hand, we had launched our oilfield research laboratory, which is a good foundation to enhance our data collection and chemical related oilfield technologies, so as to raise our capability in these areas.

Financial Review

Turnover

Turnover increased by RMB761.7 million, or 24.9%, from RMB3,062 million in 2003 to RMB3,824 million in 2004. This increase can be attributable to a significant increase in turnover from drilling services, marine support and transportation services and well services.

We recorded a turnover of RMB1,715.9 million from drilling services in 2004, representing an increase of RMB433.4 million, or 33.8%, compared to turnover from drilling services of RMB1,282.5 million last year. This increase was mainly because of an increase in drilling day rate, the operation of our leased COSL 935, and rise in total rig operating days driven by higher average utilization rate, as well as an increase in well workover services provided to production platforms owned by our customers.

Turnover from well services grew by RMB181.8 million, or 27.0%, from RMB672.5 million in 2003 to RMB854.3 million in 2004. The increase in turnover was mainly because there was a general increase in well services activity, and also the exceptional performances in the directional drilling and cementing projects we performed, in which we made use of advanced technology and new tools.

Turnover from marine support and transportation services rose by RMB141.5 million, or 22.4%, from RMB632.0 million last year to RMB773.5 million in 2004. This increase mainly resulted from the operation of our newly-built vessels and an increase in average utilization rate of our vessels.

Turnover from geophysical services grew by RMB5.0 million, or 1.1%, from RMB475.3 million in 2003 to RMB480.3 million in 2004. The increase in turnover was mainly due to an increase in activity in South China Sea as well higher 3D data collection activity as a result of Binhai 501's improved efficiency.

Other Revenues

We earned RMB23.5 million in other revenues in 2004, a large portion of which came from insurance claims.


Overall Revenue
RMB million
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
986
595
477
308
1,064
672
387
1,282
673
475
1,716
854
774
480
01
02
03
04
Drilling Services
Well Services
Marine Support & Transporation Services
Geophysical Services

Operating Expenses

As of December 31, 2004, we recorded total operating expenses of RMB3,155.3 million, an increase of RMB631.1 million, or 25%, from total operating expenses of RMB2,524.2 million in 2003. This increase was mainly due to an increase in costs related to consumption of supplies, materials, fuel services and others, employee compensation costs, operating lease expenses and depreciation costs. A surge in raw material prices related directly to our costs in drilling parts and equipments affected material consumption costs to a certain extent. Employee compensation costs increased by RMB127.1 million, or 24.8%, mainly from increased personnel needed to operate our two newly added drilling rigs and ten newly added marine support vessels. Operating lease expenses rose by RMB65.3 million, mainly from the leases of COSL 935, a set of Reservoir Characterization Instrument (RCI) and certain marine support vessels to complement increased marine support and transportation activity.

Total Operating Expenses


RMB million
3,000
2,500
2,000
1,500
1,000
500
383
455
235
793
170
553
462
153
836
182
594
513
172
924
72
199
667
640
227
1,230
205
01
02
03
04
Depreciation of property, plant and equipment
Employee compensation costs
Consumption of supplies, materials,fuel, services and others
Repair and maintenance cost
Operating lease expenses
Other SG&A and other operating expenses

Depreciation of property, plant and equipment increased by RMB73.0 million, or 12.3%, mainly due to the expansion of our fleet and purchase of drilling equipments. Repair and maintenance costs rose by RMB55.0 million, or 31.7%, primarily attributable to the maintenance of Bohai 4, Bohai 5 and Nanhai 5.

In the year 2004, operating expenses from drilling services increased by RMB340.2 million, or 33.8%, to RMB1346.3 million, from RMB1006.1 million in 2003. This increase was mainly related to an increase in costs related to consumption of supplies, materials, fuel, services and others, operating lease expenses and employee compensation costs. Depreciation costs increase by 29.5 million, or 12.1%, to RMB272.8 million, mainly from the acquisition of equipments related to the modifications of our drilling rigs. The addition of personnel for the operation of two newly added drilling rigs (including COSL931, which began operating in mid January 2005) and for two well workover projects we performed. Repair and maintenance costs were RMB147.5 million, an increase of 47.5 million, or 47.4%, mainly for the maintenance of several rigs, including Bohai 4, Nanhai 5 and Bohai 12. Nanhai 2 also underwent a mandatory servicing conducted every five years. Driven by a growth in work activity and increases in equipment prices, specifically for the installation of top drive drilling systems and other tools, costs related to consumption of supplies, materials, fuel, services and others amounted to RMB480.4 million, increasing by RMB146.8 million, or 44.0%, compared to last year. Operating lease expenses amounted to RMB81.8 million, representing an increase of RMB45.3 million, or 124.4%, compared to 2003. This increase was largely related to the leasing of COSL 935 and a centrifuge to support Bohai 4's activity in Indonesia. Increased environmental protection costs resulted in a RMB5.5 million increase, or 7.2%, in other selling, general and administrative expenses, to RMB82.4 million in 2004.

In 2004, well services operating expenses increased by RMB170.4 million, or 30.2%, to RMB735.5 million, from RMB565.1 million in 2003. A rise in costs related to the consumption of supplies,

Financial Review continued

materials, fuel, services and others, employee compensation expenses and depreciation costs contributed to most of this increase. With our acquisition of new equipments including a formation evaluation LWD tool and a set of Ontrack logging too, depreciation costs grew by RMB24.5 million, or 28.0%, to RMB112.0 million. The addition of personnel led to an increase of RMB21.1 million, or 17.1%, to RMB145.4 million. Costs related to the consumption of supplies, materials, fuel, services and others were RMB372.4 million, an increase of RMB104.8 million, or 39.2%. This rise was attributed to consumption increases related to higher cementing and drilling fluids activity, and increased subcontracting expenses. Operating lease expenses rose by RMB10.0 million to RMB53.5 million, primarily attributable to the lease of a set of RCI.

In 2004, operating expenses from marine support and transportation services increased by RMB115.6 million, or 20.9%, to RMB669.1 million, from RMB553.5 million in 2003. A rise in costs related to the consumption of supplies, materials, fuel, services and others, operating lease expenses and depreciation costs contributed to most of this increase. Depreciation costs were RMB218.7 million, rising by RMB13.3 million, or 6.5%, compared to last year, mainly for the addition of new marine support vessels to our fleet. Employee compensation costs rose by RMB32.2 million, or 27.9%, to RMB147.7 million, mainly related to the addition of personnel to support the arrival of our new vessels. With surging material prices and the increased work volume directly related to the operation of our new marine support vessels, costs related to the consumption of supplies, materials, fuel, services and others increased by RMB47.3 million, or 32.9%, to RMB191.0 million. Operating lease expenses were RMB27.6 million, a rise of RMB18.5 million, or 203.3%, mainly because we leased several marine support vessels to support business needs.

Geophysical services operating expenses increased by RMB4.9 million, or 1.3%, from RMB399.4 million in 2003 to RMB404.4 million in 2004. This increase mainly resulted from increases in repair and maintenance costs, costs related to the consumption of supplies, materials, fuel, services and others, offset by a decrease in operating lease expenses and other selling, general and administrative expenses. Repair and maintenance costs amounted to RMB20.7 million, representing an increase of RMB5.8 million, or 38.9%, compared to last year. These costs arose mainly from the maintenance performed on our vessels, including Bohai 511 and Bohai 512, to boost their 3D collection capabilities. Costs related to the consumption of supplies, materials, fuel, services and others increased by RMB6.7 million or 3.7%, to RMB186.2 million, primarily from the purchase of supplement parts for vessel maintenance purposes. Operating lease expenses decreased by RMB8.6 million, or 26.5%, to RMB23.9 million, mainly because our customers were responsible for the leasing of convoy vessels operating in South China Sea. As a result, we incurred fewer costs related to the leasing of convoy vessels. Other selling, general and administrative expenses fell by RMB13.7 million or 36.5%, to RMB23.8 million, since we had on overseas traveling expenses.


Leading
Cost Structure

Financial Review continued

Profit from Operations

We recorded operating profits of RMB692.2 million, representing an increase of RMB142.4 million, or 25.9%. Operating profit from drilling services increased by RMB95.2 million, or 34.1%, to reach RMB374.3 million. Well services operating profit grew by RMB17.4 million, or 15.7%, to RMB127.9 million.Operating profit from marine support and transportationservices increased by RMB26.0 million, or 32.8%, to RMB105.2 million. Geophysical services operating profit amounted to RMB 84.7 million, recording a slight increase of RMB3.8 million, or 4.7%, compared to last year.

Financing Gain / Loss

In 2004, we realized a financing gain of RMB34.5 million, representing an increase of RMB3.0 million, compared to financing gains of RMB31.5 million in 2003. This increase was directly resulted from an increase in bank deposit interests and currency exchange differences of RMB2.1 million and RMB0.9 million, respectively.

EPS


RMB FEN
20
17.5
15
12.5
10
7.5
5
2.5
10.50
12.84
11.66
17.56
01
02
03
04

Share of Profit from Jointly-Controlled Entities

Our share of profit from jointly-controlled entities in 2004 amounted to RMB99.2 million, an increase of RMB50.3 million over last year, mainly because of large improvements in operating results of China Nanhai-Magcobar and China France Bohai Geoservices that contributed to an increase in our share profit from these investments.

Profit before Tax

Profit before tax for the year of 2004 was RMB825.9 million, representing an increase of RMB195.7 million, or 31.1%, compared to profit before tax of RMB630.2 million in 2003. This increase is mainly due to an encouraging improvement in operating results of our drilling services, marine support and transportation services as well as well services.

Taxes

In 2004, we had tax liabilities of RMB124.1 million, a decline of RMB40.1 million, or 24.4%, compared to 2003. This decline was mainly a result of an increase in profit before tax and the tax incentive we enjoyed for being recognized as an advanced technology enterprise. With this tax incentive, we received a tax refund of RMB128.9 million in 2003, which we applied towards our tax expenses for 2004. We applied a similar tax refund of RMB45.5 million to our tax expenses in 2003.

Profit after Tax

Our profit after tax increased by RMB235.8 million, or 50.6%, from RMB465.9 million in 2003 to RMB701.1 million in 2004.

Distributions

In 2004, we distributed a special interim dividend of RMB91.5 million, or RMB2.29 cents per share. We expect to declare a final dividend distribution of RMB175.4 million, or RMB4.39 cents per share. The recommended distribution date is June 15, 2005 (Wednesday).

Debt Servicing Ability and Funding Resources

Cash and cash equivalents were RMB2,198.6 million at January 1, 2004. Cash provided by operations was RMB1,511.6 million. Cash outflow from investment activities was RMB863.2 million2004. Cash outflow from capital raising activities was RMB182.2 million. Fix deposits of three months or above and short term investments of three months or below also led to a drop in balance by RMB502.5 million. Cash and cash equivalents were RMB2,162.3 million at December 31, 2004, representing a decrease of 1.7% over the period under review.

Long term payable to CNOOC reduced from RMB600 million to RMB400 million as RMB200 million is payable within one year.

Cash Provided by Operations

Net Cash provided by operations in 2004 increased by RMB640.3 million, or 73.5%, to RMB1,511.6 million. While profit from operations increased by RMB142.4 million, depreciation costs also increased by RMB73.0 million. Cash provided by trading and other accounts payable and salary and benefits payable to employees increased by RMB275.8 million and RMB199.9 million, respectively. At the same time, an increase in accounts receivable and other receivables led to a decrease of RMB61.5 million in cash provided by operations.

Capital Expenditures and Investments

Total capital expenditures for 2004 increased by RMB497.6 million, or 44.7%, to RMB1,611.9 million. Capital expenditures for drilling services were RMB855.9 million, mainly for the construction of the 400 feet drilling rig and the purchase of COSL931. Well services capital expenditures were RMB193.9 million, mainly for the purchase of LWD tools and sand control pumps. Capital expenditures for marine support and transportation services were RMB450.2 million, primarily for the construction of support vessels. Capital expenditures for geophysical services amounted to RMB111.8 million, primarily for the upgrade Binhai 501's seismic data collection capability, and the building of a geotech survey vessel.

Cash Provided by Capital Raising Activities

In 2004 our cash outflow from capital raising activities was RMB182.2 million, mainly for dividend distribution. We did not exercise any other external capital raising activities during the period under review.

Outlook

According to United Nations' World Economic Situation and Prospects 2005 that was published on January 25, 2005, global economic growth for 2005 is forecasted at approximately 3.25%, which is slightly lower than the 4% growth in 2004. The report also predicts that even though high oil price and policy measures intended to avert economic overheating would slow down growth, the world economy would still remain positive rather positive.

A report published by the International Energy Agency on January 18 suggests that demand for crude oil will remain high in 2005. According to the report, demand growth was at a high magnitude, surging ahead by 2.6 million barrels/day, or 3.3%, in 2004, compared to 2003, representing the highest rate of demand growth since 1976. The 2005 global oil demand forecast has been raised to 1.44 million barrels/day. The report also suggests that although both world economic growth and global oil demand growth are expected to be slow down in 2005, demand growth will still exceed supply growth. At the same time, further supply disruptions cannot be ruled out in an environment marked by geopolitical uncertainty.

According to the business strategy and development plan of 2005 that CNOOC Limited, one of our major customers and the largest offshore oil and gas production company, announced in February 2005, they expect capital expenditures for 2005 E&P activities to reach US2,465 million, an increase of 28.6% over 2004. They also expect the number of development wells to reach 16, an increase of 3 wells compared to 2004.

Given the above previews on what we may expect in the coming year, we are optimistic that E&P activities and oilfield services will be able to ride on their momentum going into 2005. We will still be putting our core focus on the offshore China market, while looking out for suitable expansion in overseas markets, including Southeast Asia.

Looking into 2005, the operation of our newly purchased jack-up rig, COSL 931, is expected to further stimulate growth of our drilling services. With increased drilling volume and further promotion of our IPM program, we expect our well services to attain healthy growth. The application of new technology should also strengthen our capabilities and competitiveness in this area. For geophysical services, having performed and completed streamline maximization on one of our seismic vessels and data collection capability upgrades on Binhai 501, our 3D collection and processing capabilities should go up. In terms of surveying, the addition of our geotech survey vessel is expected to boost our seabed foundation analysis capabilities.

Our main strategies for 2005 will be to strengthen technological innovation, to maintain healthy cost structure, to integrate management and to penetrate into international markets. As we enter a new economic cycle, we strive to stay abreast with market trends while strengthening our market position, to strengthen our management and to expand our market share, so as to continual growth in overall profitability.

Quality, Health, Safety and Environment

Prioritizing safety and prevention; Valuing humanity and life; Honoring quality and credibility; Respecting our nature and environment

Our QHSE system focuses on the following:

— Setting and maintaining a good system to assure the quality of our work, the healthy and safety of our employees and the protection of our environment;
— Clearly identifying responsibilities of our management staff and all other employees ;
— Investing resources to ensure that all items we develop are lawful, technological driven and of superior quality.



In 2004, we continued to strengthen our management for quality, health, safety and environment by emphasizing accident prevention as our basis of corporate development and existence. With a view to abide by an operational standard, we have established a system in which the general manager oversees the overall operation. Our main focus in 2004 in this area was to sustain and solidify our QHSE and ISM programs. In view of this, we extended the scope of our safety training programs offered to our employees so as to broaden their knowledge on this subject. We hope to reach a state where quality, health, safety and environmental awareness becomes a part of our corporate culture.

COSL attained the following QHSE achievements in 2004:

- Re-visited and improved our ISM and QHSE programs;
- Established and implemented the International Ship and Port Facility Security Code ("ISPS");
- Did not encounter any major incidents, including incidents related to engineering and the environment;
- Performed health check-up on 90% of our employees. 100% of our frontline workers at sea passed their health check-up;
- Organized regular occupational safety training courses.

With concerted efforts of every person in our team, we maintained a safe and consistent year of operation in 2004. In comparison with international standards, COSL's operations were outstanding in terms of safety as evidenced by our low occupational incident rate. Our QHSA occupational incident rate was 0.27 this year, which was lower than the international standards of 0.75. If 1 represents the norm for one accident in every 200,000 man-hour, then 0.75 is satisfactory.

COSL's Occupational Incident Statistics for 2002, 2003, 2004 (In OSHA standard)

	2002	2003	2004
Average Person	5,161	5,697	5,488
Man-Hour	12,888,000	17,141,789.2	17,739,015
Recordable Cases	29	18	24
Deaths	0	1	3
Wounds	29	17	21
Incident Rate	0.45	0.22	0.27

Corporate Governance

(1) Overview of the Company's Corporate Governance

Adhering to the principle of protecting the interests of the investing public, the Company has further improved its governance structure based on its characteristics and needs and with reference to Code on Corporate Governance Practices. Details are as follows:

1 Treating all shareholders equally and protecting their legal interests

(1) The Company treats all shareholders, especially small and medium shareholders, equally. It has been our policy that the shareholders and staff of the Company shall not engage in any insider trading or maintain any relationship that is prejudicial to the interests of the Company and shareholders.

(2) The legal interests of the shareholders are protected, and any matter that is required to be disclosed material under the laws and administrative regulations has been disclosed in the newspapers and on websites designated by relevant regulatory bodies completely and accurately in a timely manner for the purpose of ensuring the shareholders' rights to know and to participate.The Company maintains regular contact with institutional and private investors. Corporate presentations are held at the time when the annual and interim results are announced. All shareholders are encouraged to attend the general meetings, for which a 45-day notice is given and at which the Directors respond to any question that the shareholders may have and discuss past performance and future plans of the Company during the meetings. The shareholders may vote according to the agenda in accordance with the relevant resolutions.

(3) It is specifically stated in the Articles of Association of the Company that the general meeting of the shareholders is the supreme authority of the Company; the Company shall ensure the legality and effectiveness of the convening of and deliberation at the meeting.

(4) The relationship between the shareholders and the Company is under constant review. The controlling shareholders shall exercise their rights as fund contributors in accordance with the laws, and shall not exploit their status for extra benefits. All major decisions of the Company shall be made at the general meetings in accordance with the Company's articles and applicable laws. The election of Directors and Supervisors of the Company and the recruitment and dismissal of any senior management staff shall be conducted strictly in compliance with the procedures stipulated by the laws, administrative regulations and the Articles of Association of the Company. A separation of personnel, assets and finance is maintained between the Company and the controlling shareholders, with each responsible for carrying out its own audit and bearing its own liabilities and risks.

2 The Board of Directors discharges its obligations and responsibilities in good faith and with diligence

(1) Consistently adhering to the policy of being responsible to the general meeting of the shareholders, the Board of Directors of the Company performs its functions in strict compliance with the laws, the administrative regulations and the Articles of Association of the Company, The Company treats all shareholders equally.

(2) In accordance with the Articles of Association of the Company, the Board of Directors is the executive body of the general meeting of the shareholders, performs decision-making in relation to operations, investment and internal control of the Company, sets standards for and advises on the daily activities of the Board and the convening of meetings, thus ensuring work efficiency and scientific decision-making.

(3) In compliance with the requirements of relevant laws, regulations, rules and the Articles of Association of the Company, the Board of Directors of the Company shall put into effect any decision by the general meeting of the shareholders and the undertakings made in the prospectus or otherwise.

(4) Two special committees comprising the independent directors have been established under the Board of the Directors, namely, the Audit Committee and the Remuneration Committee. The Audit Committee is mainly responsible for supervising and examining the effectiveness of the financial reporting and internal control procedures of the Company. The primary duties for the Remuneration Committee are to make recommendation to the Board of Directors on the framework of remuneration, and to provide recommendation to the board of directors on the salary

and conditions of appointment ofthe executive directors and senior management. Director shall abstain from voting in respect of his or her own remuneration.

(5) By monitoring the work of the Secretary to the Board of Directors, the Company ensures that the secretary to maintain smooth communication between the Company and regulatory bodies, and in ensuring the legality and effectiveness of the work of the Board of Directors and the Company's operation in compliance with relevant laws and regulations.

(6) The Secretary to the Board of Directors maintains proper records of all matters discussed by the Board.

3 Supervisory Committee plays its supervisory role

(1) The Supervisory Committee reports to all shareholders. It is primarily responsible for monitoring the Company's financial matters and overseeing actions of the Board of Directors and management personnel, whereby ensuring the security of the Company's assets, reducing financial and operating risks of the Company and safeguarding legal interests of the Company and shareholders.

(2) To carry out supervisory work smoothly, the members of the Supervisory Committee have professional knowledge, and are able to communicate with shareholders, staff and other related parties on a broad basis.

(3) The Supervisors meeting minutes are properly maintained.

(4) In strict compliance with the requirements of the law, regulations and the Articles of Association of the company in respect of the content and format in which information is to be disclose, the Company, truly, accurately and completely discloses information that may have material impact on the decision of the investing public, to ensure that all shareholders have equal access to relevant information, so as to enhance the Company's transparency.

(2) Functions of Independent Directors

To meet the appointment requirement of the Listing Rules of the Stock Exchange, there are three independent directors on the Company's Board of Directors. In accordance with the relevant laws and regulations of the Articles of Association of the Company, the independent directors act in good faith and with due diligence to safeguard the overall interest of the Company, and, in particular, the legal interests of small and medium shareholders, and to act independently when advising on any connected transactions and major events of the Company.



From left: Tu Zhimin, Zhang Dunjie, Wang Zhongan, Gordon C. k. kwong, Simon X.jiang, Yuan Guangyu Fu Chengyu, Andrew Y.Yan, Wu Mengfei, Zhang Benchun, Liu Shoude

General Meetings of the Shareholders

(1)

The Annual General Meeting 2003 was held at conference room 308, CNOOC Plaza at 6 Dongzhimenwai Xiao Street Beijing, China, on May 27, 2004. The shareholders attending in person and by proxy approved the following by way of ordinary resolutions:

- The audited financial statements for the year ended December 31, 2003 and the Report of the Auditors;
- Declaration of a final dividend of RMB0.0227 (tax included) per share was for 2003, payment of which was to be made on June 16, 2004;
- The Company's budget for 2004;
- The Report of the Directors for the year ended December 31, 2003;
- The Report of the Supervisory Committee for the year ended December 31, 2003;
- Election of Mr. Wu Mengfei as the Company's Executive Director for a term of three years, and the election of Mr. Simon X. Jiang as Independent non-executive Director for a term of three years;
- Re-appointment of Ernest & Young Huaming CPA and Ernst & Young as auditors respectively for domestic and international auditors of the Company for 2004

(2)

The Extraordinary General Meeting of 2004 ("EGM") was held in the multi-function conference room at CNOOC Plaza at 6 Dongzhimenwai Xiaojie, Beijing, China on November 5, 2004. The EGM considered, voted on and passed ordinary resolutions to approve: (1) Declaration of a special interim dividend amounting to RMB0.0123(tax included) per share, to be paid on November 25, 2004; and (2) The amendment of the Articles of Association of China Oilfield Services Limited.

It was also announced at the meeting that, as the shareholders in attendance either in person or by proxy at the EGM represented less than 50% of the shares carrying voting rights, Article 63 of the Company's Articles of Association stipulates the postponement of "the consideration and approval of the resolution regarding the cap amount of connected transactions for January 1, 2005 until December 31, 2007, which would be re-considered at the adjourned EGM to be held on November 29, 2004 (Monday)

(3)

According to the "Results of the EGM and Notice of the adjourned EGM" dated November 8,2004, the adjourned EGM is to be held at conference room 403, CNOOC Plaza, 6 Dongzhimenwai Xiaojie, Beijing at 4 p.m on November 29,2004. Holders of 533,216,800 H Shares attended the EGM either in person or by proxy, representing 34.74% of the Company's 1,534,852,000 total issued and outstanding H shares entitled to vote at the EGM. The shareholders in attendance considered the following resolutions regarding and the Non-Excempt Continuing Connected Transations and the related agreement:

1 Provision by the Group (including COSL and its subsidiaries) of offshore oilfield services to CNOOC Group;
2 Provision by Magcobar, in which COSL has a 60% interest, of offshore oilfield services to CNOOC Group;
3 Provision by CNOOC Group of materials, utilities, labor and ancillary support services to the Group;
4 Provision by CNOOC Group of materials, utilities, labor and ancillary support services to Magcobar;
5 Provision by CNOOC Group of office and production premises and related property management services to the Group (including Magcobar); and
6 Provision of depositary and transaction settlement services by CNOOC Finance Corporation Limited to the Group.

As more than 50% of the votes present at the adjourned EGM either in person or by proxy were cast in favor to 1 to 5, the above five resolutions were duly passed as ordinary resolutions. As more than 50% of the votes present at the EGM either in person or by proxy were cast against resolution 6, this resolution was vetoed at the adjourned EGM.

Directors



Fu Chengyu
Chairman

Mr.Fu was born in 1951. He is the Chairman of our Board. Mr.Fu is also President of CNOOC, Chairman and Chief Executive Officer of CNOOC Limited. Mr.Fu holds a master's degree of petroleum engineering from the University of Southern California in the United States. He has over 30 years of experience in the oil industry in China.Mr.Fu was Executive Director of CNOOC Limited from September 1999 to August 2002 and remains the President of CNOOC Limited from December 2000 to August 2002. From 1995 to 1999, Mr.Fu served as Vice President of Phillips Petroleum International (Asia Pacific) and General Manager of its Xijing Operation. From 1994 to 1995, he served as Deputy General Manager of China Offshore Oil Eastern South China Sea Corporation. Mr.Fu joined CNOOC in 1982.



Yuan Guangyu
Chief Executive Officer & President

Mr.Yuan was born in 1959. He is our Chief Executive Officer and President. Mr.Yuan graduated from the Petroleum University in the PRC with a bachelor's degree in drilling engineering in 1982 and completed his MBA studies in a program accredited by the Capital University of Economics and Business in the PRC in 2001. Mr.Yuan was appointed as our President in 2001. He was the President of China Offshore Oil Northern Drilling Company from 1999 to 2001. He served as the Deputy General Manager of China Offshore Bohai Drilling Company from 1993 until 1996, before becoming the Deputy Manager of the CNOOC Operations Department, a position he held until 1999. Mr.Yuan joined CNOOC in 1982 and has worked in the PRC oil and gas industry for over 20 years. He currently also serves as a director of China Ocean Oilfields Services (Hong Kong)Limited, one of our associates.



Wu Mengfei
CFO & Executive vice President

Wu Mengfei was born in 1955. He is an Executive Vice President of our company and also serves as our Chief Financial Officer. Mr.Wu joined CNOOC in 1988 and was the Chief Financial Officer and a Senior Vice President of CNOOC Limited from September 1999 to March 2001. He continued to serve as a Senior Vice President of CNOOC Limited until joining our company in July of 2004. He holds a MBA degree from the Sloan School of Management, Massachusetts Institute of Technology in the United States and a bachelor's degree and master's degree from the East China Petroleum Institute in the PRC.He was selected company executive director by the general meeting in May, 2004.



Wang Zhongan
Non-executive Director

Mr.Wang was born in 1963. He is a non-executive director of our company. Mr.Wang is the General Manager of the planning Department of CNOOC Group.Mr.Wong graduated and received a bachelor's degree from the University of the Mining Industry in the PRC. He also obtained a master's degree from the University of Ecole Des Mines De Paris in France.Starting from 1983, Mr.Wang worked for the State Development and Planning Commission and was the deputy Director of its Basic Industry Division,before he joined the Asia-Pacific Energy Research Centre in Tokyo, Japan in 1998.Mr.Wang joined CNOOC in February 2001. Mr.Wang is also a Director of CNOOC Finance Co., Ltd., CNOOC Engineering Ltd., CNOOC Chemical Ltd. and China Offshore Ocean Oilfields Service (Hong Kong)Ltd.



Andrew Y.Yan
Independent Non-executive Director

Mr.Yan was born in 1957. He is an independent non-executive Director of our Company. He is the President and executive Managing Director of the Softbank Asia Infrastructure Fund. Mr.Yan received a master's degree in sociology and economics from Beijing University in 1986 and a second master's degree from Princeton University in the United States in 1989. He obtained his bachelor's degree in engineering from the Nanjing Aeronautic Institute in the PRC. Mr.Yan was the Managing Director and head of the Hong Kong office of the Emerging Markets Partnership from February 1995 until October 2001. From 1994 to 1995, Mr.Yan worked at Sprint International Corporation as the Director of Strategic Planning and Business Development for the Asia Pacific Region.



Gordon C. K. Kwong
Independent Non-executive Director

Mr.Kwong was born in 1949. He is an independent non-executive Director of our company. Mr.Kwong has been an Executive Director of COSCO Pacific Limited and COSCO International Holdings Limited since May 1998. Prior to joining the COSCO group, he was a partner of Price Waterhouse from July 1984 to April 1998. Mr.Kwong, a chartered accountant since 1977, obtained his bachelor 's degree in social sciences from the University of Hong Kong in 1972. Mr.Kwong was an independent member of the Hong Kong Stock Exchange Council from 1992 to 1997 and served as Convener of the Regulatory Committee and Listing Committee from 1995 to 1997. Mr.Kwong currently also serves as an independent non-executive Director of a number of Hong Kong listed companies.



Simon X.jiang
Independent Non-executive Director

Dr. Simon X. Jiang (Dr. Jiang) was borned in 1953. He was appointed as Director of Vision Century Corporation Limited ("VCCL") in February 2000 and has been its Chairman since February 2001.Dr.Jiang is the founder of Cyber City Holdings Limited ("CCH"),which initiated the takeover of VCCL and the investment in many projects currently under VCCL. Currently, Dr.Jiang is also a Board member of Zi Corporation, a Canadian information technology company listed on the NASDAQ. Between 1992 and 1998, he managed global investment in New York as Deputy Chief of the United Nations Joint Staff Pension Fund Investment Management Service. Dr. Jiang received his bachelor's degree from Beijing University of Foreign Studies and obtained his M.Phil and Ph.D degrees in Economics from Cambridge University of England. He is a Senior Associate at the Judge Institute of Management Studies of Cambridge University. He was selected company independent non-executive director by the general meeting in May, 2004.

Supervisors



Zhang Benchun
Supervisor

Mr.Zhang Benchun was born in 1950. He is a Supervisor of our company. He is the Director of the CNOOC Supervision Department.He holds a BA in business administration from the Central Correspondence University in China. Mr.Zhang joined CNOOC in 1984, and was the Director of CNOOC's Ideological Affairs Department from 1997 to 1999.He also serves as a supervisor of China Ocean Oilfields Services (Hong Kong)Limited.



Tu Zhimin
Supervisor

Mr.Tu Zhimin was born in 1957. He is a Supervisor of our company. He is the Director of the CNOOC Procurement Department. Mr.Tu graduated from Shanxi Cadre Institute of Politics and Law in the PRC.He joined CNOOC in 1985, and was president of China Offshore Oil Zhanjiang Shipping Company Limited from 2000 to January 2002. Mr.Tu also serves as a supervisor of CNOOC Finance Corporation Limited and China Ocean Oilfields Services(Hong Kong)Limited.



Mr.Liu Shoude
Supervisor

Mr.Liu Shoude was born in 1944. He is a Supervisor of our company. He is also the Chairman of our Labour Union. Mr.Liu holds a bachelor's degree in oil development engineering from the Northeast Petroleum Institute in the PRC. He has over 30 years' experience in the PRC oil and gas industry. He joined CNOOC in 1982, and was the President of China Ocean Oilfields Services (Hong Kong)Limited from 1992 to 1999 and the Chairman of the labor union of CNOOC Technical Services Company from 1999 to 2001.



Mr.Zhang Dunjie
Independent Supervisor

Mr.Zhang Dunjie was born in 1952. He is the Independent Supervisor of our company. Mr.Zhang graduated from University of Shanxi Finance and Economics, and obtained his MBA from Guang Hua Management School of Beijing University. He had served as Vice Chairman and General Manager of China Artex Import &Export Co., President of China Long Co.SIL. He currently serves as the senior vice president of The Power Generation Group (PG)of Siemens. He was elected as the Independent Supervisor in the Annual General Meeting held on May, 2003.

Senior Management



Jin Xiaojian
Executive Vice President

Jin Xiaojian, born in 1959, serves as an Executive Vice President of our Company. Mr.Jin graduated with his bachelor's degree in mining machinery from the *Southwest Petroleum Institute in the* PRC and received his MBA degree from Nankai University in the PRC. Mr. Jin served as the President of Petrotech Services, an associate of CNOOC from March 1996 to October 2001, he was appointed Vice President of CNOOC Services Limited since October 2001. Mr.Jin joined CNOOC in 1982 and has over 20 years' experience in the oil and gas industry.



Chen Weidong
Company Secretary and Vice President

Chen Weidong was born in 1955. He is a Vice President of our company. Mr.Chen obtained a bachelor's degree in geophysical exploration studies from *Shandong Oceananics Institute* in the PRC in 1982 and a master's degree of business administration from Beijing University in July 2001. He joined CNOOC upon graduation in 1982 and has over 20 years' experience in the PRC oil and natural gas industry. Before becoming a Vice President of our company in January 2001, Mr.Chen served as President of the China Offshore Oil Geophysical Corporation, an associate of CNOOC.

REPORT OF THE DIRECTORS

The directors present the report and the audited financial statements of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") for the year ended 31 December 2004.

Principal activities

The Company is principally engaged in the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services offshore China. The principal activities of the subsidiaries comprises investment holding and sale of logging equipment. There were no significant changes in the nature of the Group's principal activities during the year.

Results and dividends

The Group's profit for the year ended 31 December 2004 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 51 to 83 .

On 25 November 2004, a special interim dividend of RMB2.29 cents per ordinary share, amounting to a total of RMB92 million was paid to the shareholders whose names appear on the register of mumbers on 5 November 2004. Subject to the passing of the necessary resolution at the forthcoming annual general meeting, The directors have recommended the payment of a final dividend of RMB4.39 cents per share in respect of the year, to shareholders whose names appear on the register of members on May 25, 2005. This recommendation has been incorporated in the financial statements as an allocation of retained earnings within the capital and reserves section of the balance sheet. This dividend together with the special interim dividend payment amounts to a total of about RMB267 million. Further details of this accounting treatment are set out in note 13 to the financial statements.

Subsidiaries

Particulars of the company's subsidiaries, as at 31 December 2004 are set out in note 15 to the financial statements.

Use of proceeds from the Company's initial public offering and placement of new shares

The proceeds from the initial public offering, after netting off related expenses paid and payable, were RMB2,372 million. The un-utilised proceeds were mostly deposited in interest-bearing accounts in HKD and USD with commercial banks in the PRC and used as short term investment as set out in note 22 to the financial statements as at 31 December 2004. The intended use of proceeds as set out in the Company's prospectus from its global offering and placement in November 2002, remains unchanged.

Summary financial information

A summary of the published results and the assets and liabilities of the Group for the past five years prepared on the basis set out in the notes below is as follows:

Results

	Years ended December 31,				
	2000 RMB'000	2001 RMB'000	2002 RMB'000	2003 RMB'000	**2004 RMB'000**
	(notes)	(notes)	(notes)	(notes)	**(notes)**
Turnover	2,178,449	2,365,566	2,725,782	3,062,255	**3,824,029**
Other revenues	3,196	20,996	4,600	11,720	**23,488**
Operating expenses					
Depreciation of property, plant and equipment	(377,894)	(383,037)	(552,523)	(594,003)	**(666,971)**
Employee compensation costs	(309,791)	(455,480)	(462,293)	(513,098)	**(640,153)**
Repair and maintenance costs	(246,230)	(235,003)	(152,693)	(172,139)	**(226,733)**
Consumption of supplies, materials, fuel, services and others	(719,617)	(793,213)	(836,460)	(924,412)	**(1,230,070)**
Operating lease expenses	(33,466)	(32,006)	(61,522)	(121,526)	**(186,828)**
Other operating expenses	(76,189)	(78,330)	(139,394)	(165,533)	**(166,549)**
Other selling, general and administrative expenses	(22,765)	(21,903)	(42,475)	(33,489)	**(38,045)**
Provision for impairment of property, plant and equipment	(30,800)	(38,000)	-	-	**-**
Total operating expenses	(1,816,752)	(2,036,972)	(2,247,360)	(2,524,200)	**(3,155,349)**
Profit from operations	364,893	349,590	483,022	549,775	**692,168**
Finance costs					
Exchange gain/(losses), net	277	(561)	(973)	(716)	**199**
Interest expenses	(6,340)	(9,373)	(5,289)	-	**-**
Interest income	30,505	28,125	11,216	32,175	**34,300**
	24,442	18,191	4,954	31,459	**34,499**
Share of profits of jointly-controlled entities	30,961	47,837	42,600	48,932	**99,196**
Share of loss of an associate	(33,781)	(3,434)	-	-	**-**

Summary financial information continued

Results continued

	Years ended December 31,				
	2000	2001	2002	2003	**2004**
	RMB'000	RMB'000	RMB'000	RMB'000	**RMB'000**
	(notes)	(notes)	(notes)	(notes)	**(notes)**
Profit before tax	386,515	412,184	530,576	630,166	**825,863**
Tax	(99,659)	(139,106)	(176,190)	(164,260)	**(124,136)**
Net profit from ordinary activities attributable to shareholders	286,856	273,078	354,386	465,906	**701,727**

Assets and liabilities

	As at 31 December,				
	2000	2001	2002	2003	**2004**
	RMB'000	RMB'000	RMB'000	RMB'000	**RMB'000**
	(notes)	(notes)			
Total assets	4,518,434	5,030,062	7,957,532	8,231,055	**9,140,820**
Total liabilities	(1,793,992)	(2,095,057)	(1,776,937)	(1,685,919)	**(2,076,144)**
	2,724,442	2,935,005	6,180,595	6,545,136	**7,064,676**

Notes:

1. The results of the Group for each of the two years ended 31 December, 2001, and assets and liabilities as at 31 December 2000 and 2001 presented above were extracted from the Company's prospectus dated 11 November 2002 .
2. The results of the Group for the year ended 31 December 2002, and assets and liabilities of the Group as at 31 December 2002 presented above have been extracted from the pro forma combined profit and loss account and consolidated balance sheet.
3. The results of the Group for each of the three years ended 31 December 2002, and the assets and liabilities of the Group as at 31 December 2001, 2000 and 1999 have been prepared on a pro forma combined basis as if the current Group structure had been in existence since 1 January 1999.

Property, plant and equipment

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 14 to the financial statements.

Share capital

There was no movement in either the Company's authorised or issued share capital during the year.

Pre-emptive rights

There are no provisions for pre-emptive rights under the Company's articles of association or the Company Law of the PRC which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Purchase, redemption or sale of listed securities of the Company

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 27 to the financial statements and in the consolidated statement of changes in equity.

Distributable reserves

At 31 December 2004, in accordance with the PRC Company Law, an amount of approximately RMB1,976 million standing to the credit of the Company's capital reserve account and an amount of approximately RMB206 million standing to the credit of the Company's statutory reserve funds (details of which are set forth in note 27 to the financial statements), as determined under the PRC accounting standards and regulations, were available for distribution by way of future capitalization issue. In addition, as set forth in note 27 to the financial statements, the Company had retained profits of approximately RMB629 million available for distribution as dividends.

Save as aforesaid, the Company did not have any reserves available for distribution to its shareholders as at 31 December 2004.

Charitable contributions

During the year, the Group made charitable contributions totalling RMB 206,000.

Major customers and suppliers

In the year under review, sales to the Group's five largest customers accounted for 84% of the total sales for the year and sales to the largest customer included therein amounted to 64%. Purchases from the Group's five largest suppliers accounted for 24% of the total purchases for the year.

The Group has provided certain oilfield services to and obtained certain services from the companies with the same ultimate holding company of the Company, details of which are set forth in the note "Connected Transactions" below. Save as aforesaid, none of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers and five largest suppliers.

Directors and supervisors

The directors and supervisors of the Company during the year were:

Executive directors:

Yuan Guangyu	Appointed on 20 September 2002
Wu Mengfei	Appointed on 27 May 2004

Non-executive director:

Fu Chengyu	Appointed on 31 October 2003
Wang Zhongan	Appointed on 20 September 2002

Independent non-executive directors:

Gordon C. K. Kwong	Appointed on 30 October 2002
Andrew Y. Yan	Appointed on 20 September 2002
Simon X. Jiang	Appointed on 27 May 2004

Supervisors:

Liu Shoude	Appointed on 20 September 2002
Tu Zhimin	Appointed on 20 September 2002
Zhang Benchun	Appointed on 20 September 2002

Independent Supervisors:

Zhang Dunjie	Appointed on 27 May 2004

In accordance with the Company's articles of association, all directors and supervisors are elected to a term of three years and may serve consecutive terms upon re-election.

The re-appointment of the existing directors, Mr. Fu Chengyu, Mr. Yuan Guangyu, Mr. Andrew Y. Yan and Mr. Gordon C. K. Kwong, and the existing supervisor, Mr. Zhang Benchun will be proposed at the forthcoming annual general meeting. Biographical details of the existing directors and supervisor who are proposed to be re-appointed are set out on pages 36 to 39 of the Annual Report.

Mr. Xiao Jianwen, aged 56 will be proposed to be the new supervisor. Mr. Xiao graduated from College of Economy of Beijing with a Bachelor's Degree. Mr. Xiao joined CNOOC in 1984, and he has served as one of supervisors in the Assets Management Department of CNOOC since 2003.

The appointment will be for an initial term of 3 years and Mr. Xiao's remuneration will be determined by the board. Mr. Xiao does not have any interest in the Group within the meaning of the Securities and Futures Ordinance. Other than Mr. Xiao's position in CNOOC, Mr. Xiao has no relationship with the directors and other senior management of the Group.

Directors', supervisors' and senior management's biographies

Biographical details of the directors and supervisors of the Company and the senior management of the Group are set out on pages 36 to 39 of the Annual Report.

Directors' service contracts

Each of the independent non-executive directors has entered into a service contract with the Company for a term of three years, renewable upon re-election. Details of the directors' remunerations of year 2004 are set out in note 7 to the financial statements.

Apart from the foregoing, no director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Directors' and supervisors' interests in contracts

None of the directors and supervisors had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party during the year.

Contracts of significance

The Company has entered into several agreements with CNOOC Limited, a fellow subsidiary of the Company, and CNOOC Group other than CNOOC Limited, for the provision of oilfield services by the Company to CNOOC Limited and CNOOC Group, and for the provision of various services by CNOOC Group to the Company. Further details of the transactions undertaken in connection with these contracts during the year are included in note 31 to the financial statements.

Same as disclosed, no contracts of significance in relation to the Group's business to which the company or any of this subsidiaries was a party, and in which a director of the company had a material interest, which directly or indirectly subsisted as the year end or at any time during the year.

Directors', chief executive' s and supervisors' interests and short positions in shares

As at 31 December 2004, none of the directors, chief executive and supervisors and their respective associates had an interest or short positions in the shares, underlying shares and debertures of the Company or any of its associated corporations which would be required to be notified to the company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordriance (the "SFO") or which would be required, pursuant to Section 352 of the SFO, to be entered into the register referred to therein or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Directors', chief executive' s and supervisors' rights to acquire shares or debentures

At no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any directors, chief executive and supervisors or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, its holding company, or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

Substantial shareholders' and other persons' interests in shares

As at 31 December 2004, so far as is known to any director, or the chief executive, the following interests of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant Section 336 of the SFO:

Name	Notes	Capacity and nature of interest	Number and Class of shares (note a)	Approximate percentage in the same class of shares	Approximate percentage of issued share capital
China National Offshore Oil Corporation		Beneficially owned	2,460,468,000(L) domestic shares	100.00%	61.58%
J.P. Morgan Chase & Co.			197,554,100(L) H shares	12.87%	4.94%
		(note b)	190,973,100(P) H shares	12.44%	4.78%
The Capital Group Companies, Inc		Investment manager	164,842,925(L) H shares	10.74%	4.13%
Schroder Investment Management North America Limited		Investment manager	79,706,000(L) H shares	5.19%	1.99%

(a) "L" denotes long position and "P" denotes lending pool

(b) 1,374,000 H shares were held as beneficial owner, 5,207,000 H shares were held as investment manager and 190,973,100 H shares were held as custodian corporation/approved lending agent.

Save as disclosed above, the directors are not aware of any other person who had registered an interest in the shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

Connected transactions

Upon the listing of the H Shares of the Company on the Hong Kong Stock Exchange ("HKSE") on 20 November 2002, transactions between the Group and its connected persons or their respective associates (as the respective terms are defined in the HKSE Listing Rules) are governed by and are required to comply with the requirements of the HKSE Listing Rules. During the year ended 31 December 2004, the Group had the following connected transactions:

	2004 RMB'000
A. Gross revenue earned from provision of services to the following related parties:	
a. CNOOC Limited Group	
Provision of drilling services	832,246
Provision of well services	545,108
Provision of marine support and transportation services	405,560
Provision of geophysical services	349,354
	2,132,268
b. CNOOC Limited Group as operator under production sharing contracts	
Provision of drilling services	223,661
Provision of well services	79,444
Provision of marine support and transportation services	56,110
Provision of geophysical services	940
	360,155
c. CNOOC Group (including services provided by China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar"))	
Provision of drilling services	67,967
Provision of well services	38,108
Provision of marine support and transportation services	102,371
Provision of geophysical services	3,461
	211,907
d. Jointly-controlled entities	
Provision of drilling services	3,207
Provision of well services	26,528
	29,735

Connected transactions continued

	2004 RMB'000
	(notes)
B. Included in operating expenses (including services provided to Magcobar)	
Services provided by the CNOOC Group:	
Labour services	16,962
Materials, utilities and other ancillary	106,099
Transportation services	3,798
Lease of office, warehouse, and berths	25,312
Lease of equipment	19,532
Repair and maintenance services	26,096
Management services	28,320
	226,119
C. Deposits placed with CNOOC Finance Company at 31 December 2004	411
D. Interest income earned from deposits placed with CNOOC Finance Company	4,495

For items (A) to (D) above, a waiver has been granted by the Hong Kong Stock Exchange ("HKSE") to the Company from strict compliance with the requirements of the connected transaction of the HKSE Listing Rules in respect of the connected transactions set out above.

The independent non-executive directors have reviewed the above transactions and have confirmed that:

1. the transactions were entered into between the Group and the connected persons or their respective associates (where applicable) in the ordinary and usual course of its business;
2. the transactions were entered into on normal commercial terms, or where there is no available comparison, on terms no less favourable than those available from or to independent third parties;
3. the transactions were entered into in accordance with the relevant agreements governing such transactions, on terms that are fair and reasonable to the independent shareholders as a whole; and
4. the transactions were entered into with the annual aggregate value of each category of connected transactions not exceeding the relevant annual limits as agreed with the HKSE.

Code of Best Practice

In the opinion of the directors, the Company complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of the HKSE, throughout the accounting period covered by the annual report.

Audit committee

The final results have been reviewed by the audit committee of the Board which consists of three independent non-executive Directors. The committee has reviewed the accounting principles and practices adopted by the Company, and has also discussed auditing, internal control and financial reporting matters including the review of audited 2004 annual results with the management. Since the listing of the Company's shares on 20 November 2002, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of the HKSE.

Auditors

The accounts have been audited by Ernst & Young who retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Fu Chengyu
Chairman

Hong Kong
30 March 2005

REPORT OF THE AUDITORS

To the members
China Oilfield Services Limited

(Incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages 2 to 37 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinions solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December, 2004, and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
30 March, 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended December 31, 2004

	Notes	2004 RMB'000	2003 RMB'000
Turnover	5	3,824,029	3,062,255
Other revenues	5	23,488	11,720
Operating expenses			
Depreciation of property, plant and equipment		(666,971)	(594,003)
Employee compensation costs		(640,153)	(513,098)
Repair and maintenance costs		(226,733)	(172,139)
Consumption of supplies, materials, fuel, services and others		(1,230,070)	(924,412)
Operating lease expenses		(186,828)	(121,526)
Other operating expenses		(166,549)	(165,533)
Other selling, general and administrative expenses		(38,045)	(33,489)
Total operating expenses		(3,155,349)	(2,524,200)
Profit from operations	6	692,168	549,775
Finance costs			
Exchange gain/(losses), net		199	(716)
Interest income		34,300	(32,175)
		34,499	31,459
Share of profits of jointly-controlled entities		99,196	48,932
Profit before tax		825,863	630,166
Tax	10	(124,136)	(164,260)
Net profit from ordinary activities attributable to shareholders	11	701,727	465,906
Dividends			
Interim dividend	12	91,493	49,026
Proposed final dividend		175,395	90,694
Earnings per share- Basic	13	17.56 FEN	11.66 FEN

CONSOLIDATED BALANCE SHEET

31 December, 2004

	Notes	2004 RMB'000	2003 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	14	5,763,424	4,826,823
Interests in jointly-controlled entities	16	184,263	148,907
		5,947,687	4,975,730
CURRENT ASSETS			
Inventories	17	215,853	200,759
Prepayments, deposits and other receivables		123,923	76,623
Accounts receivable	18	662,548	567,550
Due from other CNOOC group companies	20	4,269	28,361
Short term investments	21	20,003	180,427
Pledged time deposits	22	4,255	3,024
Cash and cash equivalents	22	2,162,282	2,198,581
		3,193,133	3,255,325
CURRENT LIABILITIES			
Trade payables and other payables	23	571,874	285,396
Salary and bonus payables		228,161	71,365
Tax payable		217,602	171,081
Due to the ultimate holding company	19,25	204,469	-
Due to other CNOOC group companies	20	20,780	17,110
		1,242,886	544,952
NET CURRENT ASSETS		1,950,247	2,710,373
TOTAL ASSETS LESS CURRENT LIABILITIES		7,897,934	7,686,103
NON-CURRENT LIABILITIES			
Deferred tax liabilities	24	433,258	540,967
Long term payable to the ultimate holding company	25	400,000	600,000
		7,064,676	6,545,136
CAPITAL AND RESERVES			
Issued capital	26	3,995,320	3,995,320
Reserves	27 (a)	2,893,961	2,459,122
Proposed final dividend	12	175,395	90,694
		7,064,676	6,545,136

Director: Fu Chengyu

Director: Yuan Guangyu

CONSOLIDATED STATEMENT OF CHANGES IN EQUIT

Year ended December 31, 2004

	Share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Proposed final/interim dividend RMB'000	Total RMB'000
At 1 January, 2003	3,995,320	1,975,810	31,420	125,706	52,339	6,180,595
Final 2002 dividend declared	-	-	-	-	(52,339)	(52,339)
Net profit for the year	-	-	-	465,906	-	465,906
Proposed special interim 2003 dividend	-	-	-	(49,026)	49,026	-
Special interim 2003 dividend declared	-	-	-	-	(49,026)	(49,026)
Proposed final 2003 dividend	-	-	-	(90,694)	90,694	-
Transfer to statutory reserve funds	-	-	69,886	(69,886)	-	-
At 31 December, 2003 and 1 January, 2004	3,995,320	1,975,810	101,306	382,006	90,694	6,545,136
Final 2003 dividend declared	-	-	-	-	(90,694)	(90,694)
Net profit for the year	-	-	-	701,727	-	701,727
Proposed special interim 2004 dividend	-	-	-	(91,493)	91,493	-
Special interim 2004 dividend declared	-	-	-	-	(91,493)	(91,493)
Proposed final 2004 dividend		-	-	(175,395)	175,395	-
Transfer to statutory reserve funds	-	-	105,259	(105,259)	-	-
At 31 December, 2004	3,995,320	1,975,810	206,565	711,586	175,395	7,064,676

CONSOLIDATED CASH FLOW STATEMENT

Year ended December 31, 2004

	2004 RMB'000	2003 RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit from operations	692,168	549,775
Adjustments for:		
Exchange gains/(losses), net	199	(716)
Loss /(gain) on disposal of property, plant and equipment	(236)	2,469
Depreciation of property, plant and equipment	666,971	594,003
Provision of doubtful debts	35,002	26,994
Provision for /(write back of) inventories	1,594	(359)
Gain on disposal of scrap materials	-	(106)
Operating profit before working capital changes	1,395,698	1,172,060
Decrease/(increase) in inventories	(16,688)	6,020
Increase in accounts receivable	(130,534)	(69,075)
Decrease/(increase) in net balance with ultimate holding company and other CNOOC group companies	32,231	(26,610)
Decrease/(increase)in prepayments, deposits and other receivables	(46,766)	14,727
Increase in trade and other payables	286,478	10,655
Increase/(decrease) in salary and bonus payables	156,796	(43,122)
Cash generated from operations	1,677,215	1,064,655
Tax paid:		
Mainland China corporate income tax paid	(316,913)	(238,803)
Mainland China corporate income tax refund	151,611	45,532
Overseas taxes paid	(271)	(89)
NET CASH INFLOW FROM OPERATING ACTIVITIES	1,511,642	871,295
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property, plant and equipment	(1,611,848)	(1,114,192)
Proceeds from disposal of property, plant and equipment	8,512	7,604
Decrease in net balances with jointly-controlled entities	-	1,415
Decrease in entrusted loans receivable	8,352	-
Decrease/(increase) in time deposits with original maturity of more than three months	662,970	(1,562,164)
Decrease/(increase) in pledged time deposits	(1,231)	20,416
Interest received	34,300	32,175
Dividend received from jointly-controlled entities	35,737	29,504
Net cash outflow from investing activities	(863,208)	(2,585,242)
	648,434	(1,713,947)

CONSOLIDATED CASH FLOW STATEMENT

Year ended December 31, 2004

	Notes	2004 RMB'000	2003 RMB'000
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividend payment		(182,187)	(101,365)
Net cash outflow from financing activities		(182,187)	(101,365)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		466,247	(1,815,312)
Cash and cash equivalents at beginning of year		792,614	2,607,926
CASH AND CASH EQUIVALENTS AT END OF YEAR		1,258,861	792,614
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances with banks and financial institutions		2,166,537	2,201,605
Less: Pledged time deposits for letter of credit facilities		(4,255)	(3,024)
CASH AND CASH EQUIVALENTS FOR BALANCE SHEET	22	2,162,282	2,198,581
Less: Non-pledged time deposits with original maturity of more than three months when acquired:			
- bank deposits		(923,424)	(1,486,394)
- CNOOC Finance Company		-	(100,000)
Add: short-term investments with original maturity of less than three months when acquired	21	20,003	180,427
CASH AND CASH EQUIVALENTS FOR CASH FLOW STATEMENT		1,258,861	792,614

BALANCE SHEET

31 December, 2004

	Notes	2004 RMB'000	2003 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	14	5,762,434	4,825,555
Investment in subsidiaries	15	2,712	2,712
Interests in jointly-controlled entities	16	128,802	137,893
		5,893,948	4,966,160
CURRENT ASSETS			
Inventories	17	215,853	200,220
Prepayments, deposits and other receivables		110,901	76,351
Accounts receivable	18	663,373	561,678
Due from other CNOOC group companies	20	4,269	28,361
Short term investments	21	20,003	180,427
Pledged time deposits	22	4,255	3,024
Cash and cash equivalents	22	2,125,451	2,177,861
		3,144,105	3,227,922
CURRENT LIABILITIES			
Trade payables and other payables	23	552,594	278,012
Salary and bonus payables		228,149	71,365
Tax payable		217,602	171,064
Due to the ultimate holding company	19,25	204,469	-
Due to other CNOOC group companies	20	20,780	17,110
		1,223,594	537,551
NET CURRENT ASSETS		1,920,511	2,690,371
TOTAL ASSETS LESS CURRENT LIABILITIES		7,814,459	7,656,531
NON-CURRENT LIABILITIES			
Deferred tax liabilities	24	433,258	540,967
Long term payable to the ultimate holding company	25	400,000	600,000
		6,981,201	6,515,564
CAPITAL AND RESERVES			
Issued capital	26	3,995,320	3,995,320
Reserves	27 (b)	2,810,486	2,429,550
Proposed final dividend	12	175,395	90,694
		6,981,201	6,515,564

Director: Fu Chengyu

Director: Yuan Guangyu

1. CORPORATE INFORMATION

The registered office of China Oilfield Services Limited (the "Company", together with its subsidiaries, the "Group") is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, China.

The principal activities of the Group consisted of the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services offshore China.

In the opinion of the directors, the Company's ultimate holding company is China National Offshore Oil Corporation ("CNOOC").

2. IMPACT OF RECENTLY ISSUED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

The Hong Kong Institute of Certified Public Accountants has issued a number of new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of short term investments as further explained below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. The results of the subsidiaries acquired or disposed of during the year are consolidated from or to its effective date of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's investments in subsidiaries are stated at cost less any impairment losses.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Jointly-controlled entities

A jointly-controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of jointly-controlled entities are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's investments in jointly-controlled entities are treated as long term assets and are stated at cost less any impairment losses.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated at the higher of the asset's value in use and its net selling prise.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Property, plant and equipment; depreciation

Property, plant and equipment and construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

Depreciation is calculated on the straight-line basis to write off the cost less residual value of each asset over its estimated useful life. The estimated useful lives of property, plant and equipment are as follows:

Vessels	10-15 years
Tankers	20 years
Drilling equipment	25 years
Machinery and equipment	5-10 years
Motor vehicles	5 years

The gain or loss on disposal or retirement of property, plant and equipment recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress

Construction in progress represents vessels and equipment under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction.

Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Short term investments

Short term investments held for investment purpose are stated at their fair value on the basis of their quoted market prices at the balance sheet date on an individual investment basis. The gains or losses arising from changes in the fair value of debt securities are credited or charged to the profit and loss account in the period in which they arise.

Inventories

Inventories primarily consist of materials and supplies used for repairs and maintenance of plant and equipment and daily operations. Inventories are stated at the lower of cost and net realisable value after allowances for obsolete or slow-moving items. Cost is determined on the weighted average basis. Materials and supplies are capitalised to plant and equipment when used for renewals or betterments of plant and equipment or recognised as expenses when used for daily operations.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including term deposits which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the profit and loss account, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred tax asset relating to the deductible temporary differences arises from negative goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Income tax continued

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognized deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) income from day rate contracts is recognised as and when services are performed;

(b) income from turnkey contracts is recognised to the extent of costs incurred until the specific turnkey depth and other contract requirements are met. When the turnkey depth and contract requirements are met, revenue on turnkey contracts is recognized based on the percentage of completion. Provisions for future losses on turnkey contracts are recognised when it becomes apparent that expenses to be incurred on a specific contract will exceed the revenue from that contract;

(c) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable; and

(d) dividends, when the shareholders' right to receive payment has been established.

Research and development costs

All research costs are charged to the profit and loss account as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Retirement benefits costs

The Company's employees in the PRC are required to participate in a central pension scheme administered by local municipal governments. The Company is required to contribute 19%-22% of its payroll costs of the central pension scheme.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Dividends

Final and interim dividends proposed by the directors are classified as a separate allocation of retained earnings within capital and reserves section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Foreign currencies

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the balance sheet of overseas subsidiaries and joint-controlled entities are translated into Renminbi at the applicable exchange rates ruling at the balance sheet date whereas the profit and loss account of overseas subsidiaries and jointly-controlled entities are translated into Renminbi at the weighted average exchange rates for the year. The resulting translation differences are included in the exchange fluctuation reserves.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

4. SEGMENT INFORMATION

The Group is engaged in a broad range of petroleum related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) the drilling services segment is engaged in the provision of oilfield drilling services and well workovers;

(b) the well services segment is engaged in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion;

(c) the marine support and transportation segment is engaged in the transportation of materials, supplies and personnel to offshore facilities, moving and positioning drilling structures and the transportation of crude oil and refined products; and

(d) the geophysical segment is engaged in the provision of offshore seismic data collection, marine surveying and data processing services.

4. SEGMENT INFORMATION continued

No further analysis of geographical segment information is presented as almost all of the Group's assets, operations and customers are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns.

The following table presents revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December, 2004:

	Drilling RMB'000	Well services RMB'000	Marine support and transportation RMB'000	Geophysical RMB'000	Total RMB'000
TURNOVER					
Sales (including intersegment)	1,881,630	891,730	802,966	500,307	4,076,633
Less: Intersegment sales	165,691	37,386	29,516	20,011	252,604
Total sales to external customers	1,715,939	854,344	773,450	480,296	3,824,029
PROFIT FROM OPERATIONS					
Segment results	374,322	127,942	105,246	84,658	692,168
Exchange gains, net					199
Interest income					34,300
Share of profits of jointly-controlled entities					99,196
Profit before tax					825,863
Tax					(124,136)
Net profit					701,727
ASSETS					
Segment assets	2,977,746	1,041,864	2,343,165	396,867	6,759,642
Interests in jointly-controlled entities	-	175,009	-	9,254	184,263
Unallocated assets					2,196,915
Total assets					9,140,820
LIABILITIES					
Segment liabilities	218,414	40,293	105,090	9,916	373,713
Unallocated liabilities					1,702,431
					2,076,144
OTHER INFORMATION					
Capital expenditure	855,892	193,938	450,183	111,835	1,611,848
Depreciation of property, plant and equipment	272,762	111,981	218,723	63,505	666,971
Provision for doubtful debts	35,054	(21)	(20)	(11)	35,002
Provision for inventories	400	398	398	398	1,594

4. SEGMENT INFORMATION continued

The following table presents revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December, 2003:

	Drilling RMB'000	Well services RMB'000	Marine support and transportation RMB'000	Geophysical RMB'000	Total RMB'000
TURNOVER					
Sales (including intersegment)	1,381,807	705,641	666,769	498,773	3,252,990
Less: Intersegment sales	99,309	33,119	34,797	23,510	190,735
Total sales to external customers	1,282,498	672,522	631,972	475,263	3,062,255
PROFIT FROM OPERATIONS					
Segment results	279,148	110,530	79,238	80,859	549,775
Exchange gains, net					(716)
Interest income					32,175
Share of profits of jointly-controlled entities					48,932
Profit before tax					630,166
Tax					(164,260)
Net profit					465,906
ASSETS					
Segment assets	2,268,247	845,927	2,160,158	435,750	5,710,082
Interests in jointly-controlled entities	-	137,171	-	11,736	148,907
Unallocated assets					2,372,066
Total assets					8,231,055
LIABILITIES					
Segment liabilities	93,220	28,355	33,000	15,582	170,157
Unallocated liabilities					1,515,762
					1,685,919
OTHER INFORMATION					
Capital expenditure	200,065	365,912	509,949	38,266	1,114,192
Depreciation of property, plant and equipment	243,238	87,506	205,427	57,832	594,003
Provision for doubtful debts	26,058	333	333	270	26,994
Write back of inventories	(151)	(78)	(75)	(55)	(359)

5. TURNOVER AND OTHER REVENUES

Turnover represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes. All significant intragroup transactions have been eliminated on consolidation/combination.

Other revenues comprise the following:

	2004 RMB'000	2003 RMB'000
Other revenues:		
Gain on disposal of scrap materials	-	106
Insurance claims received	22,352	7,284
Others	1,136	4,330
	23,488	11,720

6. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging/(crediting):

	2004 RMB'000	2003 RMB'000
Auditors' remuneration	2,950	2,900
Employee compensation costs:		
Wages, salaries and bonuses	467,938	369,998
Social security costs	134,361	110,409
Retirement benefits contributions (note 9)	37,854	32,691
	640,153	513,098
Depreciation of property, plant and equipment	666,971	594,003
(Gain)/loss on disposal of property, plant and equipment, net	(236)	2,469
Minimum lease payments under operating leases in respect of land and buildings, berths and equipment	186,828	121,526
Provision for doubtful debts	35,002	26,994
Provision for/(write back of) inventories	1,594	(359)
Repair and maintenance costs	226,733	172,139

6. PROFIT FROM OPERATIONS continued

	2004 RMB'000	2003 RMB'000
Research and development costs included in:	10,029	7,214
Depreciation of property, plant and equipment	12,052	8,273
Employee compensation costs	40,104	10,101
Consumption of supplies, materials, fuel, services and others	31,107	7,506
Other operating expenses	93,292	33,094

7. DIRECTORS' AND SUPERVISORS' REMUNERATION

Directors' and supervisors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance is as follows:

	Group 2004 RMB'000	2003 RMB'000
Fees	429	429
Basic salaries, housing, benefits, other allowances and benefits in kind	345	304
Bonuses	750	762
Pension scheme contributions	27	34
	1,551	1,529

Fees include RMB429,000 (2003: RMB429,000) payable to the independent non-executive directors. There were no other emoluments payable to the independent non-executive directors during the year (2003: Nil).

The remuneration of each of the directors and supervisors fell within the band of nil to RMB1,000,000 for 2004 and 2003.

There was no arrangement under which a director or a supervisor waived or agreed to waive any remuneration during the year.

There was no emolument paid by the Group to the directors or supervisors as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

8. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included one director (2003: one), details of whose remuneration are set out in note 7 above. Details of the remuneration of the remaining four (2003: four) non-director, non-supervisor, highest paid employees for the year are as follows:

	Group 2004 RMB'000	2003 RMB'000
Basic salaries, housing, benefits, other allowances and benefits in kind	565	492
Bonuses	1,392	1,240
Pension scheme contributions	70	58
	2,027	1,790

The remuneration of each of the non-director, non-supervisor, highest paid employees fell within the band of nil to RMB1,000,000 for 2004 and 2003.

There was no emolument paid by the Group to the employees as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

9. RETIREMENT BENEFITS

All the Group's full-time employees in the PRC are covered by a government-regulated pension, and are entitled to an annual pension determined by their basic salaries upon their retirement. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated pension at rates ranging from 19% to 22% of the employees' basic salaries. The related pension costs are expensed as incurred.

As part of the CNOOC group, the employees of the Group were entitled to supplementary pension benefits (the "Supplementary Pension Benefits") provided by CNOOC in addition to the benefits under the government-regulated pension fund described above. The Supplementary Pension Benefits were calculated based on factors including number of years of service and salary level on the date of retirement of the employees. Following the Reorganisation, CNOOC agreed with the Group that the Supplementary Pension Benefits of the Group's current employees attributed to the period prior to the Company's public listing in Hong Kong and the Supplementary Pension Benefits of the Group's retired employees will continue to be assumed by CNOOC. As the obligations under the Supplementary Pension Benefits have been fully assumed by CNOOC, the costs of such supplemental pension have not been recorded in the Group's financial statements for the year ended 31 December, 2004 (2003: Nil).

9. RETIREMENT BENEFITS continued

In 1999, the CNOOC group implemented an early retirement plan for certain employees, and as part of the CNOOC group, the pension benefits payable to the early retired employees of the Group prior to their joining the government-regulated pension scheme described above were assumed by CNOOC. Upon reaching the normal retirement age, the employees that took early retirement are entitled to both the government-regulated pension scheme and the Supplementary Pension Benefits. Following the Reorganisation, the employees of the Group that took early retirement were all transferred to CNOOC and CNOOC has agreed to continue to assume the pension benefits obligations payable to such former employees until they reach their respective normal retirement ages when they can join the government-regulated pension scheme and are entitled to the Supplementary Pension Benefits. As the Group was not liable to any pension benefit obligations payable to the employees that took early retirement, the pension costs of these individuals have not been recorded in the Group's financial statements for the year ended 31 December, 2004 (2003: Nil).

The expenses attributed to the PRC government-regulated pension are as follows:

	Group 2004 RMB'000	2003 RMB'000
Contributions to PRC government-regulated pension scheme (note 6)	**37,854**	32,691

At 31 December, 2004, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2003: Nil).

10. TAX

The Group is subject to income tax on an entity basis on profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

In accordance with the relevant tax laws in the PRC, the Company is subject to enterprise income tax at the rate of 33%.

During the year, the application by the Company as an advanced technology enterprise for tax purposes was approved and the Company's enterprise income tax rate for fiscal year 2003 was reduced from 33% to 15%. As a result, a tax refund of RMB129 million relating to fiscal year 2003 has been recorded by the Company. The eligibility for such tax rate reduction in the future is conditional upon the fulfillment of certain conditions on an annual basis as stipulated in the relevant tax rules, which include a minimum proportion of sales of advanced technology services to total sales and a minimum proportion of research and development expenses to each of total expenses and total revenues under the PRC accounting principles.

10. TAX continued

As a reduction in the enterprise income tax rate from 33% to 15% for the year ended 31 December, 2004 cannot be ascertained at the date of this report, management considers it appropriate to use 33% to accrue for the income tax liability of the Company for the year ended 31 December, 2004.

During the year, the application by the Company for a tax refund relating to the acquisition of domestic equipment has been approved by the tax authority. As a result, a tax refund of RMB23 million has been recorded by the Company.

The Company's incorporated subsidiary in Malaysia, COSL (Labuan) Company Limited, is subject to income tax and branch profit tax at an aggregate rate of 6% for its gross services income generated from drilling activities in Indonesia.

The determination of current and deferred income tax was based on enacted tax rates.

	Group	
	2004	2003
	RMB'000	RMB'000
Hong Kong profits tax:	-	-
Overseas income taxes:		
Current income taxes	271	89
Deferred income taxes	-	-
PRC corporate income tax:		
Current income taxes	363,434	225,766
Tax refund as an advanced technology enterprise	(128,907)	(45,532)
Tax refund from acquisition of domestic equipment	(22,704)	-
Deferred income taxes (note 24)	(107,709)	(26,332)
Share of tax attributable to:		
jointly-controlled entities	19,751	10,269
Total tax charge for the year	124,136	164,260

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the Mainland China in which the Company and its jointly-controlled entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate is as follows:

10. TAX continued

	2004 RMB'000	2004 %	2003 RMB'000	2003 %
Profit before tax	825,863		630,166	
Tax at the statutory tax rate of 33% (2003: 33%)	272,535	33.0	207,955	33.0
Lower tax rates for special provinces or different tax categories	(14,101)	(1.7)	(7,060)	(1.1)
Tax refund as an advanced technology enterprise	(128,907)	(15.6)	(45,532)	(7.2)
Tax refund from acquisition of domestic equipment	(22,704)	(2.7)	-	-
Expenses not deductible for tax	17,313	2.0	8,897	1.4
Total tax charge at the Group's effective rate	124,136	15.0	164,260	26.1

11. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders for the year ended 31 December, 2004 dealt with in the financial statements of the Company is RMB647,824,000 (2003: RMB438,241,000).

12. DIVIDENDS

	2004 RMB'000	2003 RMB'000
Interim dividend-RMB2.29 FEN (2003: 1.23 FEN) per ordinary share	91,493	49,026
Proposed final dividend – RMB4.39 FEN (2003: 2.27 FEN) per ordinary share	175,395	90,694
	266,888	139,720

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

12. DIVIDENDS continued

Following the establishment of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) making up prior years' cumulative losses, if any;

(ii) allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under PRC accounting principles and financial regulations. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve can be used to offset previous years' losses, if any, and part of the statutory common reserve can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the registered capital of the Company;

(iii) allocations of 5% to 10% of after-tax profit, as determined under PRC accounting principles and financial regulations, to the Company's statutory public welfare fund, which will be established for the purpose of providing with the Company's employees collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. The transfer to this fund must be made before any distribution of dividends to shareholders; and

(iv) allocations to the discretionary common reserve if approved by the shareholders. Discretionary common reserve can be used to offset prior years' losses, if any, and can be capitalised as the Company's share capital.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with Hong Kong accounting standards.

13. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended 31 December, 2004 of RMB701,727,000 (2003: RMB465,906,000) and 3,995,320,000 shares in issue during the year and 2003.

Diluted earnings per share for the years ended 31 December, 2004 and 2003 have not been calculated because no diluting events existed during these years.

14. PROPERTY, PLANT AND EQUIPMENT

Group

	Tankers and vessels RMB'000	Drilling equipment RMB'000	Machine and equipment RMB'000	Motor vehicles RMB'000	Land and building RMB'000	Construction in progress RMB'000	Total RMB'000
Cost:							
At beginning of the year	4,300,465	5,221,929	1,435,572	40,600	-	847,651	11,846,217
Additions	640	350,979	200,159	1,738	200	1,058,132	1,611,848
Disposals/write offs	-	-	(48,685)	(5,339)	-	-	(54,024)
Transfers from construction in progress	772,701	20,118	413,498	-	6,662	(1,212,979)	-
At 31 December, 2004	**5,073,806**	**5,593,026**	**2,000,544**	**36,999**	**6,862**	**692,804**	**13,404,041**
Accumulated depreciation:							
At beginning of the year	2,537,129	3,656,742	797,862	27,661	-	-	7,019,394
Depreciation provided during the year	250,023	209,261	203,143	4,271	273	-	666,971
Disposals/write offs	-	-	(40,902)	(4,846)	-	-	(45,748)
At 31 December, 2004	**2,787,152**	**3,866,003**	**960,103**	**27,086**	**273**	**-**	**7,640,617**
Net book value:							
At 31 December, 2004	**2,286,654**	**1,727,023**	**1,040,441**	**9,913**	**6,589**	**692,804**	**5,763,424**
At 31 December, 2003	1,763,336	1,565,187	637,710	12,939	-	847,651	4,826,823

The additional depreciation arising from the revaluation surplus at April 30, 2002 upon Reorganisation is not tax deductible under the latest applicable tax regulations in the PRC, and the deferred tax liability of RMB357.3 million arising from the difference between the tax base and accounting base of the property, plant and equipment under revaluation has been recorded in the balance sheet of the Company as at the Reorganisation date. Thereafter, part of the deferred tax liability of RMB45.5 million has been credited to the profit and loss account and the balance of deferred tax on the revaluation surplus carried to 31 December, 2004 was reduced to RMB283.2 million (2003: RMB311.8 million).

As of the date of these financial statements, drilling rigs, tankers and vessels with an aggregate cost and net book value of RMB438 million (2003: RMB438 million) and RMB105 million (2003: RMB124 million), respectively, have yet to complete the title re-registration procedures after Reorganisation. The Company is in the process of re-registering the title of these rigs, tankers and vessels under its name with the relevant government authorities.

14. PROPERTY, PLANT AND EQUIPMENT continued

Company

	Tankers and vessels RMB'000	Drilling equipment RMB'000	Machine and equipment RMB'000	Motor vehicles RMB'000	Land and building RMB'000	Construction in progress RMB'000	Total RMB'000
Cost:							
At beginning of the year	4,300,465	5,221,929	1,433,150	40,597	-	847,651	11,843,792
Additions	640	350,979	199,762	1,741	200	1,058,132	1,611,454
Disposals/write offs	-	-	(48,052)	(5,339)	-	-	(53,391)
Transfers from construction in progress	772,701	20,118	413,498	-	6,662	(1,212,979)	-
At 31 December, 2004	**5,073,806**	**5,593,026**	**1,998,358**	**36,999**	**6,862**	**692,804**	**13,401,855**
Accumulated depreciation:							
At beginning of the year	2,537,129	3,656,742	796,705	27,661	-	-	7,018,237
Depreciation provided during the year	250,023	209,261	203,081	4,271	273	-	666,909
Disposals/write offs	-	-	(40,879)	(4,846)	-	-	(45,725)
At 31 December, 2004	**2,787,152**	**3,866,003**	**958,907**	**27,086**	**273**	**-**	**7,639,421**
Net book value:							
At 31 December, 2004	**2,286,654**	**1,727,023**	**1,039,451**	**9,913**	**6,589**	**692,804**	**5,762,434**
At 31 December, 2003	1,763,336	1,565,187	636,445	12,936	-	847,651	4,825,555

15. INVESTMENT IN SUBSIDIARIES

	2004 RMB'000	2003 RMB'000
Unlisted shares, at cost	2,712	2,712

15. INVESTMENT IN SUBSIDIARIES continued

Particulars of the subsidiaries are as follows:

Name of entity	Place of incorporation/ operation	Nominal value of issued and paid up capital	Percentage of equity directly attributable to the Group		Principal activities
			Direct	Indirect	
COSL American Inc	United States of America	US$100,000	100%	-	Sales of logging equipment
China Oilfield Services (BVI) Limited	British Virgin Islands	US$1	100%	-	Investment holding
COSL (Labuan) Company Limited	Malaysia	US$1	-	100%	Provision of drilling services in Indonesia
COSL Services Southeast Asia (BVI) Limited	British Virgin Islands	US$1	-	100%	Investment holding

16. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group 2004 RMB'000	2003 RMB'000	Company 2004 RMB'000	2003 RMB'000
Unlisted investments, at cost	-	-	128,844	129,583
Share of net assets	184,305	140,597	-	-
Due from jointly-controlled entities	248	13,988	248	13,988
Due to jointly-controlled entities	(290)	(5,678)	(290)	(5,678)
	184,263	148,907	128,802	137,893

The amounts due from and due to jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal jointly-controlled entities at 31 December, 2004 are as follows:

16. INTERESTS IN JOINTLY-CONTROLLED ENTITIES continued

Name	Business structure	Place of incorporation and operations	Percentage of Ownership interest	Percentage of Profit sharing	Principal activities
China-France Bohai Geoservices Co., Ltd. ("China-France")	Corporate	Tianjin, PRC	50	50	Provision of logging services
China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar")	Corporate	Shenzhen, PRC	60*	60	Provision of drilling fluids services
CNOOC-OTIS Well Completion Services Ltd. ("CNOOC - OTIS")	Corporate	Tianjin, PRC	50	50	Provision of well completion services
China Petroleum Logging-Atlas Cooperation Service Company ("Logging-Atlas")	Corporate	Guangdong, PRC	50	50	Provision of logging services
China Offshore Fugro Geo Solutions (Tianjin) Company Ltd. ("China Offshore Fugro")	Corporate	Tianjin, PRC	50	50	Provision of geophysical services
Tianjin Jinlong Petro-Chemical Company Ltd. ("Jinlong")	Corporate	Tianjin, PRC	50	50	Provision of drilling fluids services

* In the opinion of the directors, the Company does not have control over Magcobar's financial and operating decisions, and accordingly, the financial statements of Magcobar have not been incorporated into the Group's consolidated financial statements. The financial statements of Magcobar have been dealt with in the Group's consolidated financial statements under the equity accounting method.

17. INVENTORIES

	Group 2004 RMB'000	Group 2003 RMB'000	Company 2004 RMB'000	Company 2003 RMB'000
Gross inventory	**221,836**	205,148	**221,836**	204,609
Less: Provisions	**(5,983)**	(4,389)	**(5,983)**	(4,389)
	215,853	200,759	**215,853**	200,220

Inventories consist of materials and supplies.

18. ACCOUNTS RECEIVABLE

An aged analysis of accounts receivable as at the balance sheet date is as follows:

	Group 2004 RMB'000	2003 RMB'000	Company 2004 RMB'000	2003 RMB'000
Outstanding balances aged:				
Within one year	659,580	533,586	660,405	527,714
Within one to two years	10,294	58,973	10,294	58,973
Within two to three years	54,497	1,919	54,497	1,919
Over three years	641	-	641	-
	725,012	594,478	725,837	588,606
Less: Provision for doubtful debts	(62,464)	(26,928)	(62,464)	(26,928)
	662,548	567,550	663,373	561,678

The general credit terms of the Group range from 30 to 90 days.

Included in the accounts receivable are the following amounts due from CNOOC Limited, its subsidiaries and associates (collectively known as "CNOOC Limited Group") and CNOOC, its subsidiaries and associates other than CNOOC Limited Group (collectively known as "CNOOC Group"), which are repayable on similar credit terms to those offered to independent third party customers:

	Group 2004 RMB'000	2003 RMB'000	Company 2004 RMB'000	2003 RMB'000
Due from CNOOC Group and CNOOC Limited Group	201,647	208,636	201,647	208,636

Included in the Company's accounts receivable at 31 December, 2004 was an amount due from subsidiaries of RMB151,605,000 (2003: RMB82,346,000) which was repayable on similar credit terms to those offered to the major customers of the Group.

19. DUE TO THE ULTIMATE HOLDING COMPANY

Except for the amount of RMB200 million repayable from May 1, 2005 (note 25), the amount due to CNOOC at 31 December, 2004 under current liabilities of the Group is unsecured, interest-free, and has no fixed repayment terms.

20. BALANCES WITH OTHER CNOOC GROUP COMPANIES

The balances with other CNOOC group companies at 31 December, 2004 are unsecured, interest-free and have no fixed terms of repayment.

21. SHORT TERM INVESTMENTS

	Group and Company	
	2004	2003
	RMB'000	RMB'000
Government debt securities purchased with an obligation to re-sell, market value	20,003	180,427

22. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group		Company	
	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000
Cash and bank balances:				
- Cash and balances with banks	1,092,702	376,651	1,055,871	355,931
- Deposit with CNOOC Finance Company Limited ("CNOOC Finance Company")	411	152,552	411	152,552
	1,093,113	529,203	1,056,282	508,483
Time deposits:				
- Banks	1,073,424	1,572,402	1,073,424	1,572,402
- CNOOC Finance Company	-	100,000	-	100,000
	1,073,424	1,672,402	1,073,424	1,672,402
Cash and balances with banks and financial institutions	2,166,537	2,201,605	2,129,706	2,180,885
Less: Pledged time deposits for letter of credit facilities	(4,255)	(3,024)	(4,255)	(3,024)
Cash and cash equivalents	2,162,282	2,198,581	2,125,451	2,177,861

At the balance sheet date, the cash and bank balances of the Group denominated in Renminbi ("RMB") amounted to RMB1,292,887,000. The RMB is not freely convertible into other currencies. However, under China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for foreign currencies through banks authorised to conduct foreign exchange business.

23. TRADE PAYABLES AND OTHER PAYABLES

An aged analysis of trade and other payables as at the balance sheet date is as follows:

	Group 2004 RMB'000	2003 RMB'000	Company 2004 RMB'000	2003 RMB'000
Outstanding balances aged:				
Within one year	551,974	277,244	532,694	269,860
Within one to two years	11,748	5,851	11,748	5,851
Within two to three years	5,851	2,301	5,851	2,301
Over three years	2,301	-	2,301	-
	571,874	285,396	552,594	278,012

24. DEFERRED TAX

The principal components of the provision for deferred tax are as follows:

	Group and Company 2004 RMB'000	2003 RMB'000
Deferred tax movement:		
Balance at beginning of the year	540,967	567,299
Credit for the year (note 10)	(107,709)	(26,332)
Balance at end of the year	433,258	540,967

	Group and Company 2004 RMB'000	2003 RMB'000
Deferred tax asset:		
Provision for staff bonus	(82,520)	(25,867)
Deferred tax liabilities:		
Accelerated depreciation	232,593	255,001
Revaluation surplus on Reorganisation	283,185	311,833
Net deferred tax liabilities	433,258	540,967

25. LONG TERM PAYABLE TO THE ULTIMATE HOLDING COMPANY

	2004 RMB'000	2003 RMB'000
Amount payable:		
Within one year	200,000	-
In the second year	200,000	200,000
In the third year	200,000	400,000
	600,000	600,000
Portion classified as current liabilities (note 19)	(200,000)	-
Long term portion	400,000	600,000

The long term payable to CNOOC is unsecured, interest-free and repayable over three years on an annual equal installment basis with repayments commencing from May 1, 2005.

26. ISSUED CAPITAL

	2004 RMB'000	2003 RMB'000
Registered, issued and fully paid:		
2,460,468,000 State legal person shares of RMB1.00 each	2,460,468	2,460,468
1,534,852,000 H shares of RMB1.00 each	1,534,852	1,534,852
	3,995,320	3,995,320

The Company does not have any share option scheme.

There was no movement in issued share capital for the years ended 31 December, 2003 and 2004.

27. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current year are presented in the consolidated statement of changes in equity on page 53 of the financial statements.

27. RESERVES continued

(b) Company

	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Total RMB'000
Balance at 1 January, 2003	1,975,810	31,420	123,799	2,131,029
Net profit for the year	-	-	438,241	438,241
Interim 2003 dividend	-	-	(49,026)	(49,026)
Proposal final 2003 dividend	-	-	(90,694)	(90,694)
Transfer to statutory reserve funds	-	69,886	(69,886)	-
At 31 December, 2003	1,975,810	101,306	352,434	2,429,550
Balance at 1 January, 2004	1,975,810	101,306	352,434	2,429,550
Net profit for the year	-	-	647,824	647,824
Interim 2004 dividend	-	-	(91,493)	(91,493)
Proposal final 2004 dividend	-	-	(175,395)	(175,395)
Transfer to statutory reserve funds (note (i))	-	104,259	(104,259)	-
At 31 December, 2004	1,975,810	205,565	629,111	2,810,486

Notes:

(i) As detailed in note 12 to the financial statements, the Company is required to transfer a minimum percentage of after-tax profit, if any, to the statutory common reserve fund and the statutory public welfare fund. The Company transferred 10% and 5% of after-tax profit to the statutory common reserve fund and the statutory public welfare fund, respectively, in 2004.

As at 31 December, 2004, in accordance with the PRC Company Law, an amount of approximately RMB1,976 million (2003: RMB1,976 million) standing to the credit of the Company's capital reserve account and an amount of approximately RMB206 million (2003: RMB101 million) standing to the credit of the Company's statutory reserve funds, as determined under the PRC accounting principles and financial regulations, were available for distribution by way of future capitalisation issue. In addition, the Company had retained profits of approximately RMB629 million (2003: RMB352 million) available for distribution as dividend. Save as aforesaid, the Company did not have any reserves available for distribution to its shareholders at 31 December, 2004.

28. OPERATING LEASE ARRANGEMENTS

The Group and the Company lease certain of their office properties and equipment under operating lease arrangements. Leases for properties and equipment are negotiated for terms ranging from one to seven years.

28. OPERATING LEASE ARRANGEMENTS continued

At 31 December, 2004, the Group had following minimum lease payments under non-cancellable operating leases:

	Group and Company	
	2004	2003
	RMB'000	RMB'000
Within one year	65,212	48,701
In the second to fifth years, inclusive	250,281	239,484
After five years	119,926	245,073
	435,419	533,258

29. CAPITAL COMMITMENTS

At 31 December, 2004, the Group and Company had the following Capital commitments,principally for construction and purchases of fixed assets:

	Group and Company	
	2004	2003
	RMB'000	RMB'000
Contracted, but not provided for	531,172	50,889
Authorised, but not contracted for	1,893,374	3,330,953
	2,424,546	3,381,842

30. CONTINGENT LIABILITIES

At the balance sheet date, neither the Group, nor the Company had any significant contingent liabilities.

31. RELATED PARTY TRANSACTIONS

The Group is part of a larger group of companies under CNOOC and has extensive transactions and relationships with members of CNOOC. As such, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNOOC is a shareholder and is able to exercise control, joint control or significant influence. The transactions were made on terms agreed between the parties.

In addition to the transactions and balances detailed elsewhere in these financial statements, the following is a summary of significant transactions carried out between the Group and (i) CNOOC Limited Group; (ii) CNOOC Group; and (iii) its jointly-controlled entities

31. RELATED PARTY TRANSACTIONS continued

	2004 RMB'000	2003 RMB'000
A. Included in revenue		
Gross revenue earned from provision of services to the following related parties:		
a. CNOOC Limited Group		
Provision of drilling services	832,246	639,199
Provision of well services	545,108	463,312
Provision of marine support and transportation services	405,560	334,924
Provision of geophysical services	349,354	237,471
	2,132,268	1,674,906
b. CNOOC Limited Group as operator under production sharing contracts		
Provision of drilling services	223,661	49,556
Provision of well services	58,876	10,376
Provision of marine support and transportation services	56,110	48,630
Provision of geophysical services	940	6,325
	339,587	114,887
c. CNOOC Group		
Provision of drilling services	67,967	29,181
Provision of well services	38,108	13,154
Provision of marine support and transportation service	102,371	69,361
Provision of geophysical services	3,461	35,067
	211,907	146,763
d. Jointly-controlled entities		
Provision of drilling services	3,207	1,309
Provision of well services	26,528	30,254
	29,735	31,563

31. RELATED PARTY TRANSACTIONS continued

		2004 RMB'000	2003 RMB'000
B.	Included in operating expenses		
	Services provided by the CNOOC Group:		
	Labour services	13,736	14,901
	Materials, utilities and other ancillary	105,517	58,794
	Transportation services	3,798	3,095
	Lease of office, warehouse, berths	25,312	16,652
	Lease of equipment	19,532	-
	Repair and maintenance services	26,096	2,361
	Management services	28,273	15,789
		222,264	111,592
C.	Included in interest income:		
	Interest income earned from the CNOOC Group	4,495	2,369
D.	Deposits:		
	Deposits placed with CNOOC Finance Company	411	252,552

The Company and the above related parties are within the CNOOC Group and are under common control by the same ultimate holding company.

In connection with the Reorganisation, the Company entered into several agreements with the CNOOC Group which govern employee benefits arrangements, the provision of materials, utilities and ancillary services, the provision of technical services, the lease of properties and various other commercial arrangements.

During the year, all pension payments relating to the supplementary pension benefits of approximately RMB28 million (2003: RMB28 million) were borne by CNOOC (note 9).

Prior to the Reorganisation, the Group occupied certain properties owned by CNOOC at no consideration. The Company signed various property lease agreements in September 2002 with CNOOC Group to lease the aforesaid properties together with other properties for a term of one year. Pursuant to these lease agreements, the Company is required to pay an aggregate annual rental of RMB7.6 million effective from 1 August 2002 to CNOOC Group.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

32. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 30 March, 2005.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("AGM") of China Oilfield Services Limited (the "Company") will be held on 25 May 2005 (Wednesday) at 10:00 a.m. (Beijing time) at conference room 403, CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing for the following purposes:

By way of Ordinary Resolutions:

1. To consider and approve the audited financial statements and the report of the auditors for the year ended 31 December 2004.

2. To consider and approve the final dividend for the year ended 31 December 2004.

3. To consider the budget for fiscal year 2005.

4. To consider and approve the report of the directors of the Company for the year ended 31 December 2004.

5. To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2004.

6. (a) To re-appoint Fu Chengyu, an existing director, and to authorise the board of directors to fix the remuneration.
   (b) To re-appoint Yuan Guangyu, an existing director, and to authorise the board of directors to fix the remuneration.
   (c) To re-appoint Andrew Y. Yan, an existing director, and to authorise the board of directors to fix the remuneration.
   (d) To re-appoint Gordon C. K. Kwong , an existing director, and to authorise the board of directors to fix the remuneration.
   (e) To re-appoint Zhang Benchun, an existing supervisor, and to authorise the board of directors to fix the remuneration.
   (f) To appoint a new supervisor, Xiao Jianwen and to authorise the board of directors to fix the remuneration.

7. To re-appoint Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company for the year ending 31 December 2005 and to authorise the board of directors to fix the remuneration thereof.

By order of the Board

Chen Wei Dong
Company Secretary

Hong Kong, 30 March 2005

Notes:

(a) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares ("H Shares")) whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited on 25 May 2005 (Wednesday) are entitled to attend and vote at the AGM.

Notes: continued

(b) Shareholders who intend to attend the AGM must complete and return the written replies for attending the AGM to the Office of the Company in Hong Kong by facsimile or post no later than 5 May 2005 (Thursday):

Address:	65/F., Bank of China Tower 1 Garden Road, Hong Kong
Tel:	(852) 2213 2502
Fax:	(852) 2525 9322

(c) Each holder of Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. Where a shareholder has appointed more than one proxy to attend the AGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to the Company's registered office at 65/F. Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the AGM in order for such documents to be valid.

(d) The Company's register of member will be closed from 25 April 2005 (Monday) to 25 May 2005 (Wednesday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the AGM and qualify for entitlement to the 2004 dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on 22 April 2005 (Friday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Computershare Hong Kong Investor Services Limited's address is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(e) Shareholders or their proxies must present proofs of their identities upon attending the AGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, copies of appointing instrument and power of attorney, if applicable.

(f) The AGM is expected to last not more than one day. Shareholders or proxies attending the AGM are responsible for their own transportation and accommodation expenses.

GLOSSARY

2D	Seismic data collected in two-dimensional form, by utilizing a single sound source and one or more collection points; typically 2D is used to map geographical structures for initial analysis
3D	Seismic data collected in three-dimensional from, by utilizing two sound sources and two or more collection points; typically 3D is used to acquire refined seismic data and to raise the probability of successful exploration well drilling
Crude oil	Crude oil, including condensate and natural gas liquids
Day rate	Fixed daily fee charged with respect to the services provided by a drilling rig or offshore support vessel
Directional drilling	Intentional drilling of a well at a non-vertical or deviated angle, in order to improve reach or exposure to petroleum reservoirs; such drilling is especially common for offshore wells, given the multiple number of wells which may be drilled from a single production platform
Drilling fluids	Fluids, or drilling mud, circulated downwell during drilling to cool and lubricate the drill bit, remove well cuttings, maintain downwell pressures and preserve the integrity of the wellbore; drilling fluids can be water, oil, or gas-based, with various addlitives
E&P	Exploration and production
Field	A specified area within a block, which is designated under a PSC for development and production
HTHP	High-temperature and high-pressure downwell conditions, which typically includes temperatures greater than 200 degrees Celsius and 10,000psi; HTHP conditions make drilling more difficult
LWD	Logging-while-drilling; advanced logging tools which are attached near the drill bit string and measure the location of the drill bit and nature of adjacent geological structures, typically during the directional drilling process
MWD	Measuring-while-drilling; advanced tools which measure the pitch and orientation of the drill bit and other factors such as weight on the bit and rotary speed of the bit, typically during the directional drilling process
OPEC	Organization of the Petroleum Exporting Counrtries
PSC	A production sharing contract offshore China
PSC partners	Foreign parties to PSCs
Seismic data	Data recorded in either two-dimensional(2D)or three-dimensional(3D)form from sound wave reflections off of subsurface geology. This data is used to understand and map geological structures for exploratory purposes to predict the location of undiscovered reserves

GLOSSARY

Streamers	Clear flexible tubing containing numerous hydrophones used for marine seismic surveys; streamers are owed behind seismic vessels at controlled shallow water depths to collect seismic data
Well completion	Services and installation of equipment that are necessary to prepare a well for production, including casing and well treatment, such as acidizing and fracing
Well workover	Any work on a completed well designed to maintain, restore or improve production from a currently producing petroleum reservoir, this may include replacement of casing and well treatment, such as sand control, fracing, acidizing
bbl	A barrel, which is equivalent to approximately 158,988 liters or 0.134 tons of oil(at a API gravity of 33 degrees)
Kw	Kilowatts used to measure offshore supply vessel engine power capacity, which is equivalent to 1,36 horsepower